中国移动通信
CHINA MOBILE



China Mobile Limited

Stock Code : 941

Annual Report 2008

正德厚生 臻于至善

Responsibility makes perfection



Cover Story

With the completion of the industry restructuring and the issuance of 3G licenses, China's telecommunications industry has entered into a new era. China Mobile received the TD-SCDMA 3G license and faces new opportunities and challenges.

We strategically launched our new 3G logo "G3", which signifies our full support of China's homegrown technological development. Through the building of a brand new communications platform, we shall provide our customers with vibrant and efficient digital information services.

In this new competitive landscape, we intend to leverage our strong foundation, overall competitiveness and our leading position in the 2G mobile telecommunications market to sustain business development and financial growth. We will proactively develop our 3G business through network integration and innovative marketing strategies, realizing the smooth transition of networks and smooth services upgrade for our customers. It remains our goal to provide first-class services to our customers and to create value for our shareholders.

This annual report is printed on environmentally friendly, totally chlorine-free paper

Major Awards & Recognition




FinanceAsia
ASIA'S BEST COMPANIES 2008
China Mobile
China

The Company's outstanding performance has won popular recognition and acclaim, including:

The Company ranked number 78 as compared to number 89 in the previous year in Forbes "Global 2000 — the World's 2000 Biggest Public Companies".

The Company had been once again selected by *Financial Times* as one of the "FT Global 500" companies, ranked number 5 as compared to number 16 in the previous year.

For the seventh consecutive year, the Company had been included by *BusinessWeek* in its global "Info Tech 100" companies, ranked number 7.

In 2008, the Company had been once again included in "Asia's Fab 50 Companies" by *Forbes Asia*.

The Company ranked number 1 in the China section of *FinanceAsia's* "Asia's Best Companies" survey 2008 in three categories — "Best Corporate Governance", "Best Investor Relations" and "Most Committed to a Strong Dividend Policy" and ranked number 2 in "Best Managed Company".

The Company had won "Overall Most Convincing & Coherent Strategy in Asia", "Overall Most Convincing & Coherent Strategy in China", "Best Managed Company (Telecoms, cellular) in Asia", "Best Corporate Governance in China" and "Overall Most Useful & Informative Website in Asia" awards in *Euromoney's* "Asia's Best Managed Companies 2009" survey.

The Company had been selected by *Corporate GovernanceAsia* journal as one of its 2008"Asia's Best Companies for Corporate Governance".

For the third consecutive year, the "China Mobile" brand had been included in "BRANDZ™ Top 100 Most Powerful Brands", ranked number 5 globally. This ranking is published by Millward Brown and *Financial Times* since 2006.


EUROMONEY
2009
China Mobile
Overall Most Convincing & Coherent Strategy In Asia
EUROMONEY
2009
China Mobile
Best Managed Company (Telecoms, cellular) In Asia
EUROMONEY
2009
China Mobile
Best Corporate Governance In China
Forbes
50
THE OF ASIA-PACIFIC'S BIGGEST LISTED COMPANIES

Contents

2 Financial Highlights
3 Company Profile
4 Milestones
6 Corporate Information
7 Biographies of Directors and Senior Management
13 Chairman's Statement
18 Open Dialogue with Senior Management
23 Business Review
31 Financial Review
42 Corporate Governance Report
51 Human Resources Development
52 Report of Directors
65 Notice of Annual General Meeting
68 Independent Auditor's Report
69 Consolidated Income Statement
70 Consolidated Balance Sheet
72 Balance Sheet
73 Consolidated Statement of Changes in Equity
74 Consolidated Cash Flow Statement
76 Notes to the Financial Statements
142 Financial Summary
144 Glossary

Financial Highlights

	2008	2007	Growth
Operating revenue (RMB million)	412,343	356,959	15.5%
EBITDA (RMB million)	216,487	194,003	11.6%
EBITDA margin	52.5%	54.3%	
Profit attributable to shareholders (RMB million)	112,793	87,062	29.6%
Profit attributable to shareholders margin	27.4%	24.4%	
Basic EPS (RMB)	5.63	4.35	29.4%
Dividend per share — Interim (HK$)			
— Ordinary	1.339	0.837	
— Special	–	0.085	
— Final (HK$)			
— Ordinary	1.404	1.160	
— Special	–	0.016	
— Full year (HK$)	2.743	2.098	

Operating Revenue
(RMB million)


356,959
412,343
15.5%
2007
2008

EBITDA
(RMB million)


54.3%
52.5%
194,003
216,487
11.6%
2007
2008
EBITDA margin

Profit Attributable To Shareholders
(RMB million)


24.4%
27.4%
87,062
112,793
29.6%
2007
2008
Profit attributable to shareholders margin

Basic EPS
(RMB)


4.35
5.63
29.4%
2007
2008

Company Profile

China Mobile Limited (the "Company", and together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange ("NYSE") and The Stock Exchange of Hong Kong Limited ("HKEx") on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading mobile services provider in China, the Group boasts the world's largest mobile network and the world's largest mobile subscriber base. In 2008, the Company was once again selected as one of the "FT Global 500" by Financial Times and "The World's 2000 Biggest Public Companies" by Forbes magazine, and was recognized on the Dow Jones Sustainability Indexes ("DJSI"). Currently, the Company's corporate credit rating is A+/Outlook Stable by Standard and Poor's and A1/Outlook Stable by Moody's (respectively equivalent to China's sovereign credit rating).

The Company owns 100 per cent. interest in the following operating subsidiaries:
China Mobile Group Guangdong Company Limited ("Guangdong Mobile"), China Mobile Group Zhejiang Company Limited ("Zhejiang Mobile"), China Mobile Group Jiangsu Company Limited ("Jiangsu Mobile"), China Mobile Group Fujian Company Limited ("Fujian Mobile"), China Mobile Group Henan Company Limited ("Henan Mobile"), China Mobile Group Hainan Company Limited ("Hainan Mobile"), China Mobile Group Beijing Company Limited ("Beijing Mobile"), China Mobile Group Shanghai Company Limited ("Shanghai Mobile"), China Mobile Group Tianjin Company Limited ("Tianjin Mobile"), China Mobile Group Hebei Company Limited ("Hebei Mobile"), China Mobile Group Liaoning Company Limited ("Liaoning Mobile"), China Mobile Group Shandong Company Limited ("Shandong Mobile"), China Mobile Group Guangxi Company Limited ("Guangxi Mobile"), China Mobile Group Anhui Company Limited ("Anhui Mobile"), China Mobile Group Jiangxi Company Limited ("Jiangxi Mobile"), China Mobile Group Chongqing Company Limited ("Chongqing Mobile"), China Mobile Group Sichuan Company Limited ("Sichuan Mobile"), China Mobile Group Hubei Company Limited ("Hubei Mobile"), China Mobile Group Hunan Company Limited ("Hunan Mobile"), China Mobile Group Shaanxi Company Limited ("Shaanxi Mobile"), China Mobile Group Shanxi Company Limited ("Shanxi Mobile"), China Mobile Group Neimenggu Company Limited ("Neimenggu Mobile"), China Mobile Group Jilin Company Limited ("Jilin Mobile"), China Mobile Group Heilongjiang Company Limited ("Heilongjiang Mobile"), China Mobile Group Guizhou Company Limited ("Guizhou Mobile"), China Mobile Group Yunnan Company Limited ("Yunnan Mobile"), China Mobile Group Xizang Company Limited ("Xizang Mobile"), China Mobile Group Gansu Company Limited ("Gansu Mobile"), China Mobile Group Qinghai Company Limited ("Qinghai Mobile"), China Mobile Group Ningxia Company Limited ("Ningxia Mobile"), China Mobile Group Xinjiang Company Limited ("Xinjiang Mobile") and China Mobile Hong Kong Company Limited (formerly known as China Mobile Peoples Telephone Company Limited) ("Hong Kong Mobile"), and operates nationwide mobile telecommunications networks in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong SAR through these thirty-two subsidiaries.

As of 31 December 2008, the Group had a total staff of 138,368 and a subscriber base of over 457.25 million, and enjoyed a market share of approximately 72.4 per cent. in Mainland China. The Group's GSM global roaming services covered 237 countries and regions and its GPRS roaming services covered 179 countries and regions.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2008, indirectly held an equity interest of approximately 74.25 per cent. of the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining equity interest of approximately 25.75 per cent. of the Company was held by public investors.

Milestones

1997

3 September

China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited and its name was subsequently changed to China Mobile Limited.

22 & 23 October

China Telecom (Hong Kong) Limited raised US$4.2 billion in its Initial Public Offering, with its shares listed on the NYSE and HKEx, respectively.

1998

4 June

China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile.

1999

2 November

China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes of US$600 million due 2004.

12 November

China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile.

2000

28 June

China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 October

China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

3 November

China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 November

China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

2001

18 June

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary Guangdong Mobile, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

2002

1 July

China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

28 October

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued a further RMB8 billion in aggregate of corporate bonds in China.

2003

22 January

The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limited's wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

2004

1 July

China Mobile (Hong Kong) Limited completed the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, China Mobile Communication Company Limited and Beijing P&T Consulting & Design Institute Company Limited. The Company became the first overseas-listed PRC telecommunications company operating in all 31 provinces (autonomous regions and directly-administered municipalities) in Mainland China.

2005

10 November

China Mobile (Hong Kong) Limited made a voluntary conditional cash offer for all the issued shares of China Resources Peoples Telephone Company Limited through its wholly-owned subsidiary, Fit Best Limited.

5 November

Mr. Wang Xiaochu resigned from his position as an Executive Director, Chairman and Chief Executive Officer of the Company. After the review and approval by the Board and the Nomination Committee of the Company, Mr. Wang Jianzhou has been appointed as an Executive Director, Chairman and Chief Executive Officer of the Company and is in charge of the overall management of the Company.

2006

28 March

China Mobile (Hong Kong) Limited completed the acquisition and privatization of former China Resources Peoples Telephone Company Limited and later changed its name to China Mobile Peoples Telephone Company Limited. China Mobile Peoples Telephone Company Limited became a wholly-owned subsidiary of China Mobile (Hong Kong) Limited. China Mobile Peoples Telephone Company Limited changed its name later to China Mobile Hong Kong Company Limited.

29 May

China Mobile (Hong Kong) Limited changed its name to China Mobile Limited.

8 June

China Mobile Limited entered into a memorandum of understanding with News Corporation and STAR Group Limited to build a long-term wireless media strategic alliance.

2007

22 & 23 October

The 10th anniversary of China Mobile Limited's Listing on the HKEx and NYSE.


中國移動有限公司
上市十週年 答謝晚宴

Corporate Information

Board of Directors

Executive Directors

Mr. WANG Jianzhou
(Executive Director, Chairman & Chief Executive Officer)
Mr. ZHANG Chunjiang
(Executive Director & Vice Chairman)
Mr. LI Yue
(Executive Director & Vice President)
Mr. LU Xiangdong
(Executive Director & Vice President)
Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)
Madam HUANG Wenlin
(Executive Director & Vice President)
Mr. SHA Yuejia
(Executive Director & Vice President)
Mr. LIU Aili
(Executive Director & Vice President)
Madam XIN Fanfei
(Executive Director & Vice President)
Mr. XU Long
(Executive Director of the Company & President of Guangdong Mobile)

Independent Non-Executive Directors

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Non-Executive Director

Mr. Nicholas Jonathan READ

Principal Board Committees

Audit Committee

Dr. LO Ka Shui *(Chairman)*
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui *(Chairman)*
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui *(Chairman)*
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Company Secretary

Ms. WONG Wai Lan, Grace *(ACS, ACIS)*

Qualified Accountant

Ms. NG Phek Yen *(CPA, FCCA)*

Auditors

KPMG

Legal Advisers

Linklaters
Sullivan & Cromwell LLP

Registered Office

60/F., The Center
99 Queen's Road Central
Hong Kong

Public and Investor Relations

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobileltd.com
Stock code: (Hong Kong) 941
(New York) CHL
CUSIP Reference Number: 16941M109

Share Registrar

Hong Kong Registrars Limited
Shops 1712–1716, 17/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

American Depositary Receipts Depositary

The Bank of New York Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA
Tel: 1 888 269 2377 (toll free in USA)

Publications

As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2009. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:
China Mobile Limited
60/F., The Center
99 Queen's Road Central
Hong Kong

The United States:
The Bank of New York Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA

Biographies of Directors and Senior Management



1. Mr. WANG Jianzhou
   Executive Director, Chairman and Chief Executive Officer

2. Mr. ZHANG Chunjiang
   Executive Director and Vice Chairman

3. Mr. LI Yue
   Executive Director and Vice President

4. Mr. LU Xiangdong
   Executive Director and Vice President

5. Mr. XUE Taohai
   Executive Director, Vice President and Chief Financial Officer

6. Madam HUANG Wenlin
   Executive Director and Vice President

7. Mr. SHA Yuejia
   Executive Director and Vice President

8. Mr. LIU Aili
   Executive Director and Vice President

9. Madam XIN Fanfei
   Executive Director and Vice President


8
6
5
3
1
2
4
7
9

Executive Directors


Mr. WANG Jianzhou

1. Mr. WANG Jianzhou

   Age 60, Executive Director, Chairman and Chief Executive Officer of the Company, joined the Board of Directors of the Company in November 2004. Mr. Wang is in charge of the overall management of the Company. He is also the President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company), and Chairman of China Mobile Communication Co., Ltd.. He formerly served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang, Director General of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the Ministry of Information Industry ("MII"), Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang graduated in 1985 from Department of Management Engineering of Zhejiang University with a Master's Degree in Engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and 31 years of experience in the telecommunications industry.

2. Mr. ZHANG Chunjiang

   Age 50, Executive Director and Vice Chairman of the Company, joined the Board of Directors of the Company in June 2008. He has also held the posts of Secretary of the CPC Committee and Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since May 2008 and the Vice Chairman of China Mobile Communication Co., Ltd.. Mr. Zhang previously served as the Deputy Director General of the Liaoning Posts and Telecommunications Administration, Director General of Mobile Telecommunications Administration of the Ministry of Posts and Telecommunications, Director General of Telecommunications Administration and Deputy Minister of the MII, President of China Network Communications Group Corporation, Chairman of China Netcom (Group) Company Limited, Chairman and Executive Director of China Netcom Group Corporation (Hong Kong) Limited and Non-Executive Director of PCCW Limited. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications. Mr. Zhang is a professor-level senior engineer with extensive knowledge and 27 years of experience in the telecommunications industry.


Mr. ZHANG Chunjiang


Mr. LI Yue

3. Mr. LI Yue

   Age 50, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2003. Mr. Li assists the Chief Executive Officer in relation to the matters of network, planning and design institute of the Company. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Mr. Li is also a director of China Mobile Communication Co., Ltd.. He previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master's Degree in business administration, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Li is a professor-level senior engineer with over 33 years of experience in the telecommunications industry.

4. Mr. LU Xiangdong

Age 49, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to marketing and data matters of the Company. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Mr. Lu is also a director of China Mobile Communication Co., Ltd., Chairman of Aspire Holdings Limited and Union Mobile Pay Limited and a director of Phoenix Satellite Television Holdings Ltd.. He previously served as the Director General of the Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Administration of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master's Degree in wireless telecommunication, and holds a doctoral degree in economics from Peking University. Mr. Lu is a professor-level senior engineer with nearly 27 years of experience in the telecommunications industry.


Mr. LU Xiangdong

5. Mr. XUE Taohai

Age 53, Executive Director, Vice President and Chief Financial Officer of the Company, joined the Board of Directors of the Company in July 2002. Mr. Xue assists the Chief Executive Officer in relation to the management of corporate finance and internal audit of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) and a director of China Mobile Communication Co., Ltd.. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. Mr. Xue is a senior accountant with over 29 years of experience in the telecommunications industry and financial management.


Mr. XUE Taohai

6. Madam HUANG Wenlin

Age 54, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in September 2007. Madam Huang assists the Chief Executive Officer in relation to the corporate affairs and human resources matters of the Company. She is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company), and a director of China Mobile Communication Co., Ltd.. Madam Huang previously served as Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation, Executive Director and Executive Vice President of China Telecom Corporation Limited. Madam Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Madam Huang is a senior economist with 33 years of operational and managerial experience in the telecommunications industry.


Madam HUANG Wenlin



Mr. SHA Yuejia

7. Mr. SHA Yuejia

Age 51, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Sha assists the Chief Executive Officer in relation to business support, technology and R&D of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) and a director of China Mobile Communication Co., Ltd.. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master's Degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 26 years of experience in the telecommunications industry.

8. Mr. LIU Aili

Age 45, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Liu assists the Chief Executive Officer in relation to business expansion, industrial management and management information systems of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company), a director of China Mobile Communication Co., Ltd. and China Communications Services Corporation Limited, and Chairman of CMPak Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of China Mobile Communications Corporation, Chairman and President of Shandong Mobile and Zhejiang Mobile. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 26 years of experience in the telecommunications industry.



Mr. LIU Aili



Madam XIN Fanfei

9. Madam XIN Fanfei

Age 52, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in January 2006. Madam Xin assists the Chief Executive Officer in relation to the general administration and investor and media relations of the Company. She previously served as Deputy Director of the Foreign Affairs Division, Deputy Director of the Planning Division and Chief of the Planning Office, Director of the Planning Division, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Director and Vice President of Tianjin Mobile, Chairwoman and President of Heilongjiang Mobile, and Chairwoman of former China Mobile Peoples Telephone Company Limited. Madam Xin graduated from Xidian University, and received an EMBA degree from Peking University. She is currently pursuing a doctoral degree in business administration from Hong Kong Polytechnic University. Madam Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.


Mr. XU Long

10. Mr. XU Long

Age 52, Executive Director of the Company, joined the Board of Directors of the Company in August 1999. Mr. Xu is the Chairman and President of Guangdong Mobile, responsible for the Company's mobile telecommunications operations in Guangdong. He previously served as the Deputy Director of the Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Posts and Telecommunications Administration in Zhejiang, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 31 years of experience in the telecommunications industry.

Non-Executive Director

11. Mr. Nicholas Jonathan READ

Age 44, Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2009. Mr. Read is currently Vodafone's Regional Chief Executive Officer for Asia Pacific and Middle East Region. He is also a director of Vodafone Essar Limited, Vodafone Essar Towers Limited, Vodafone Egypt Communications Limited, Vodafone Australia Limited, Vodafone Qatar Limited and JIL BV. Prior to his appointment as Vodafone's Regional Chief Executive Officer for Asia Pacific and Middle East Region, Mr. Read was the Chief Executive Officer of Vodafone UK. Mr. Read joined Vodafone UK in 2002 as Chief Financial Officer, and in 2003 was appointed the Chief Commercial Officer of Vodafone UK. Prior to joining Vodafone, Mr. Read had been the Chief Financial Officer of Miller Freeman Worldwide and the Chief Financial Officer for the EMEA (Europe, Middle East and Africa) Region of Federal Express. Mr. Read graduated in 1986 from the Manchester Metropolitan University with a Bachelor of Arts (Honours) degree in Accountancy and Finance. Mr. Read is a Fellow Chartered Management Accountant. His other directorships held in the last three years in listed public companies include Emtel Europe Plc and Mobile Telecom Plc..


Mr. Nicholas Jonathan READ

Independent Non-Executive Directors


Dr. LO Ka Shui

12. Dr. LO Ka Shui

Age 62, Independent Non-Executive Director of the Company, was appointed to the Board of Directors of the Company in April 2001. He was appointed Chairman of Audit Committee, Remuneration Committee and Nomination Committee of the Company. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the Non-executive Chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a Non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an Independent Non-executive Director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, Winsor Properties Holdings Limited, Melco International Development Limited and City-e-Solutions Limited. Dr. Lo is a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Hong Kong Airport Authority. Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in Internal Medicine and Cardiology. He has more than 29 years of experience in property and hotel development and investment both in Hong Kong and overseas.



Mr. Frank WONG Kwong Shing

13. Mr. Frank WONG Kwong Shing

Age 61, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. Mr. Wong is also an Independent Non-Executive Director of the following companies: Industrial and Commercial Bank of China Limited, China; PSA International Pte Ltd, Singapore; National Healthcare Group Pte Ltd, Ministry of Health of the Singapore Government; and Mapletree Investments Pte Ltd, Singapore. He previously served as Vice Chairman of DBS Bank, a member of the DBS Bank and DBS Group Holdings boards, and Chairman of DBS Bank (Hong Kong). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999. Mr. Wong also served in various positions with Hong Kong's government bodies including the Chairman of the Hong Kong Futures Exchange. Mr. Wong has many years of finance and commercial management experience and has since January 2009, assumed the role of Chairman, Galleon Asia Pte Ltd, an Asian subsidiary of Galleon Group, NY.

14. Dr. Moses CHENG Mo Chi

Age 59, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. His other directorships held in listed public companies in the last three years include ARA Asset Management Limited, City Telecom (HK) Limited, Beijing Capital International Airport Company Limited, China COSCO Holdings Company Limited, China Resources Enterprise, Limited, Guangdong Investment Limited, Kader Holdings Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited, Tian An China Investments Company Limited, Towngas China Company Limited and Hong Kong Exchanges and Clearing Limited.



Dr. Moses CHENG Mo Chi

Chairman's Statement



Dear Shareholders,

2008 has been an extraordinary year for China. The country's economy has managed to sustain growth despite the negative impact of severe natural disasters. However, China is still experiencing the effects of the global financial crisis. In 2008, the Government announced and implemented the reform and the restructuring of the telecommunications industry. The natural disasters brought challenges to our networks and services, the global financial crisis had an impact on our business and the changing industry landscape has shown its initial impact on the Group.

However, through a combination of effective management, the efforts of all our employees and leveraging our competitive advantages, the Group has recorded a healthy business performance and continued to maintain favorable profitability.

In August 2008, the world watched as the Beijing Olympics was held successfully. As the mobile telecommunications services partner for the Beijing Olympics, we made outstanding contributions by ensuring uninterrupted communications support and services during the games. We won praises from industry peers and organizers alike, including the International Olympic Committee President Jacques Rogge who said, "China Mobile's innovative technology brought the world a hi-tech Olympics." Success in serving the Olympics improved our business and service levels and greatly enhanced the brand value of China Mobile.

Financial Results

In 2008, the Group's operating revenue continued its steady growth, reaching RMB412,343 million, up 15.5 per cent. year-on-year. Profitability remained favorable. Due partly to the positive impact of change in PRC enterprise income tax rate, profit attributable to shareholders reached RMB112,793 million – rose 29.6 per cent. year-on-year. Margin of profit attributable to shareholders reached a relatively high level of 27.4 per cent.. EBITDA reached RMB216,487 million, up 11.6 per cent., with a margin of 52.5 per cent.. Basic earnings per share reached RMB5.63, up 29.4 per cent. year-on-year.

The Group consistently upheld prudent financial principles and strict fund management policy, and did not incur losses from the global financial crisis. The solid capital structure and financial strength continue to provide a solid foundation for the Group's future development.

Business Developments

While 2008 undoubtedly brought significant challenges, it also saw the Group attain achievements in many areas. Business development efforts brought in good prospects and favorable operating results.

The Group enjoyed continued growth in its subscriber base, value-added business and voice usage volume, which in turn became the driving force for operating revenue growth. The average net increase in new subscribers per month was over 7.3 million, taking total subscriber number to 457 million. Our value-added business grew strongly, continuing to increase its contribution to total revenue. The gradual changes to the tariff structure drove the increase in voice usage volume, which contributed to the steady growth of our operating revenue. In 2008, the Group's total voice usage volume was 2,441.31 billion minutes and the average minutes of usage per user per month (MOU) was 492 minutes. Average revenue per user per month (ARPU) was RMB83.

In 2008, rural market development remained a focus for the Group. We followed a "lower ARPU, lower MOU, lower cost" strategy and pushed further into the rural market by implementing standard integrated marketing programs, increasing resource utilization and lowering our operating costs and the subscription threshold. We also leveraged our competitive advantages in terms of scale of operation, branding, sales channel and network.

By upgrading and optimizing the rural information platform, we expanded the business content of the "Agricultural Information Service" in alignment with the national policy of aiding the economic development and informatization of rural areas. Leveraging our competitive advantages, we have consolidated our leading position in the rural market. During the year, the rural market continued to contribute significantly to the Group's subscriber base and revenue growth.

Our value-added business enjoyed rapid growth and its revenue increased 23.8 per cent. year-on-year, which accounted for 27.5 per cent. of the Group's total operating revenue. SMS, Color Ring, MMS and WAP sustained robust growth. The number of subscribers of Wireless Music, Fetion and Mobile Paper continued to increase and these businesses have become a new engine for sustained revenue growth. The Group intends to follow its strategic product plan and continue to enhance product optimization and development, such as mobile video, mobile gaming and mobile e-Commerce products, to ensure a steady stream of new offerings.

The Group also started to develop Mobile Market, a mobile platform on which we will work with our partners, including various applications providers, to offer a wide variety of applications to enhance our value-added business services and customer experience.

As the deployment and improvements to the TD-SCDMA network continue, we will work hard to develop and promote TD-SCDMA based wireless broadband business.

The Group also continued to develop the corporate customer market. In 2008, by further consolidating its "Mobile Information Expert" position, the Group widely promoted corporate informatization and industry-specific applications based on mobile terminals. We actively offered industry specific application solutions to expand the informatization application coverage of major sectors including government, agriculture, education and finance. This, together with a focus on service quality, fulfillment of customer requirements, as well as enhancing customer relations, has led to an increase in multi-provincial and multi-national corporate customers. As of 31 December 2008, the Group's corporate customer base reached 2.33 million accounts, providing a solid foundation for exploiting the full-service market in the future.

The Group is the world's No. 1 mobile telecommunications operator in terms of subscriber base and enjoys a robust leadership in the 2G market. The existing scale of operations and competitive advantages provide a solid foundation for future development. In 2008, our network capability was continuously enhanced, reaching a total of 390,000 base stations and a population coverage rate of 98 per cent.. Our network management capability was further improved in 2008 and this has contributed to maintaining a world class network with wireless connection rate remaining at 99.2 per cent.. Our international roaming services have continued to expand. As of 31 December 2008, we offered GSM roaming services through 381 operators in 237 countries and regions and GPRS roaming services in 179 countries and regions around the world.

Corporate Social Responsibility

In 2008, we continued to practise our core value of "Responsibility Makes Perfection" and meet our social responsibility commitments. We continued to carry out our five corporate social responsibility programs. When natural disasters happened, we reacted with timely and effective emergency communications support and services in the areas affected by severe snow storms, earthquakes and floods, helping with disaster relief and winning praise from the society. At the same time, the Group's employees generously donated money and goods to people in the affected areas.

The Group's Green Program achieved significant progress. We have reduced power consumption per telecommunication traffic unit by 11 per cent. year-on-year, contributing to the efforts to respond to the global climate change.

In addition, in 2008, the Company became the first and the only mainland company listed on the DJSI, a strong recognition by the global community of our corporate social responsibility performance. Details of the Company's corporate social responsibility efforts could be found in our "Corporate Social Responsibility Report".

Company Management

In 2008, we have made further improvements on our "One China Mobile" project. The project is designed to strengthen the management of our subsidiaries, improve overall management efficiency and execution ability through computerization and a standardized, centralized management system.

We have also enhanced corporate governance by improving internal controls and risk management systems. These augmented and standardized systems help to ensure that the Company's internal control policies are effective.

At the same time, the Group increased investment in research and development to enhance our innovation ability.

As in recent years, our achievements in 2008 continued to be widely recognized. The Company's ranking in the *Financial Times'* "*FT Global 500*" jumped from 16th place last year to 5th place this year. Our ranking in *Forbes* magazine's "*Global 2000*" list also rose from 89th to 78th place. We made the *BusinessWeek* global "*Info Tech 100*" companies list for the seventh year in a row, rising to 7th from 10th place last year. The "China Mobile" brand was also included in the Millward Brown and *Financial Times'* "BRANDZT[M] Top 100 Most Powerful Brands" for the third consecutive year and currently ranks 5th. In 2008, following the upgrading of China's sovereign rating, Standard & Poor's upgraded our credit rating to A+/Outlook Stable, the same level as China's sovereign rating. Moody's Investors Service continued to rate the Company A1/Outlook Stable, equivalent to China's sovereign rating.

Dividends

The Company determines and commits to hold in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. In the view of the Company's favorable operating results of 2008 and having taken into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.404 per share for the financial year ended 31 December 2008 in accordance with the dividend payout planned for the full year of 2008. This, together with the interim dividend of HK$1.339 per share that was paid in 2008, amounts to an aggregate dividend payment of HK$2.743 per share for the full financial year of 2008. Dividend payout ratio for the year 2008 was 43 per cent..

In 2009, having taken into consideration various relevant factors such as the Company's overall financial condition, cash flow generating capability and the needs of future sustainable development, the Company plans the dividend payout ratio for the full year of 2009 to be 43 per cent..

The Board is of the view that the Company's favorable operating results and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable cash return. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to creating value for its shareholders.

Appointment of Director

On 19 December 2008, Mr. Paul Michael Donovan resigned from his position as a Non-Executive Director. The Board takes this opportunity to acknowledge the contributions of Mr. Paul Michael Donovan to the Company with the highest regard and deepest gratitude. After review and approval by the Board and the Nomination Committee, Mr. Nicholas Jonathan Read has been appointed as a Non-Executive Director with effect from 19 March 2009. On behalf of the Company and the Board, I welcome Mr. Read on joining us.

Restructuring of the Telecommunications Industry and 3G License

On 24 May 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance jointly issued an Announcement on Deepening the Reform of the Structure of the Telecommunications Sector in Mainland China to promote innovation in homegrown telecommunications technology and restructure the telecommunications industry. On 7 January 2009, the Ministry of Industry and Information Technology issued three third generation mobile technology (3G) licenses to the three restructured telecommunications operators.

China Mobile received the TD-SCDMA 3G license. As an international standard for 3G, TD-SCDMA is an important milestone of China's homegrown technological development and the State has clearly stated that it will strongly support the TD-SCDMA industry. Shortly after issuing the 3G licenses, the Government announced 15 associated policies to promote the development of TD-SCDMA industry. The implementation of these policies will benefit the growth of the Group and the TD-SCDMA industry. However, bringing the TD-SCDMA industry to full maturity will require joint efforts of China Mobile and other industry players. This has brought new challenges to our business development. By signing a Network Capacity Leasing Agreement on TD-SCDMA network capacity with our parent company, the Company entered into the 3G market, a new era of business development. We believe the Chinese telecommunications market still has considerable potential and offers tremendous opportunities for telecommunications operators.

Looking to the Future

The impact of the financial crisis that swept across the globe in 2008 will likely widen and deepen, and its impact on China's economy will likely continue. The telecommunications industry in China will be affected. The Chinese Government has launched a series of policies to stimulate domestic demand, adjust the structure of the economy and improve the quality of life of citizens as it strives for achieving the targeted economic growth. We believe these government policies will have a positive impact on the demand for telecommunications and information services, while the active promotion of homegrown innovation will help the Group's development.

We also face new challenges. The increasing penetration rate of mobile telecommunications, the restructuring of the telecommunications industry and the issuing of 3G licenses will change the industry structure and competitive landscape.

To meet these challenges and associated opportunities, we intend to leverage our strong foundation and overall competitiveness, to maintain our existing leading position in the 2G mobile telecommunications market, and to sustain our business development and financial growth.

Seizing opportunities and adapting rapidly to changes in the operational and competitive environment, including drawing upon the experience of other global telecommunications operators, we intend to adopt an innovative approach towards integrating our networks and fully utilizing our 2G network resources, for the realization of the smooth transition from the 2G network to the 3G network.

Through innovative marketing strategies, our 2G subscribers will be able to enjoy a smooth upgrade to 3G services without changing their SIM card or mobile number or requiring re-registration. We will offer wireless broadband services through a variety of mobile terminals to individual, family and corporate customers. Using wireless broadband as an entry point, we will develop the 3G market.

In addition, the Group will leverage its influence and market leading position to proactively promote the development and maturity of the TD-SCDMA industry. We will also proactively research and promote the evolution of LTE network. At the same time the Company will actively search for quality overseas telecommunications assets as investment opportunities and as a way to explore international development. Our goal is clear, we will unswervingly continue our efforts to create value for our shareholders.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 19 March 2009

Open Dialogue with Senior Management



1. Can the Group elaborate on the subscriber growth in 2008 and the outlook of 2009?

In 2008, the Group sustained its rapid subscriber growth. As at 31 December 2008, its total subscriber base reached 457.250 million, and the number of net additional subscribers for the year was 87.911 million, translating into an average increase in net additional subscribers of over 7.3 million per month. The rural market, which continues to serve as a key growth driver, contributed to nearly half of the subscriber growth in the year.

Substantial changes in the macro-economic environment arising from the international financial crisis have had adverse effects on the telecommunications industry. With slower economic growth in certain regions, the demand for telecommunications services has somewhat reduced. The mobile penetration rate in Mainland China has reached 48.5 per cent., and the market in certain large cities began to show signs of becoming mature. The restructuring of the telecommunications industry has also changed the competitive landscape and competition is increasingly intensified. Due to the impact of these factors, the Group's subscriber growth showed signs of slowing down.

The Group believes that a series of State policies targeted at expanding domestic demands and maintaining a stable yet speedy growth of the economy will stimulate demand for telecommunications services. Despite a higher mobile penetration rate as compared to that in the last few years, there remains considerable growth potential in Mainland China's mobile telecommunications market. The rural areas became a key market for the telecommunications industry with great growth potential. Furthermore, new business and new applications in mobile communications and informatization continued to develop. For example, the needs of new communications, such as handset-to-machine and machine-to-machine, etc, will create enormous demand. These factors together provide prime conditions for the growth of the telecommunications industry and the Group's subscriber base.


中国移动通信
CHINA MOBILE

2. Can the Group elaborate on its value-added business development in 2008?

Accounting for an increasingly higher proportion of the Group's operating revenue, value-added business has shown a more prominent pulling effect on revenue in 2008. Revenue from value-added business amounted to RMB113.444 billion, representing an increase of 23.8 per cent. from 2007. Revenue from value-added business in 2008 contributed to a higher percentage of operating revenue than in 2007, reaching 27.5 per cent. of operating revenue. Mature businesses, such as SMS, sustained growth even already reaching a sizeable mass. In 2008, revenue from SMS business reached RMB50.384 billion and SMS usage volume was 607.13 billion messages, averaging 1.66 billion messages a day. In 2008, non-SMS data business grew rapidly and revenue from "Color Ring", WAP and MMS businesses increased further to RMB14.380 billion, RMB12.991 billion and RMB2.878 billion, respectively. "Color Ring" and WAP became businesses that generated a monthly revenue of over RMB1 billion. Other products such as Wireless Music, Mobile Paper, "Fetion" and 139 Mailbox have also grown rapidly as a result of continual innovation and development driven by customer needs. Furthermore, the Group strengthened the nurturing and promotion of other value-added business such as Mobile Gaming, Mobile Video, Mobile Map and Mobile e-Commerce. The arrival of 3G will create more favorable conditions for the further development of the Group's value-added business.

3. Can the Group elaborate on its 3G development strategy?

At the beginning of 2009, the Group commenced operations of TD-SCDMA 3G network using 3G network capacity leased from the parent company. The Group will coordinate with the parent company to construct 3G network, and 3G coverage is planned for 238 cities, or more than 70 per cent. of all prefecture-level cities, by the end of 2009. According to the plan, there will be 160,000 3G base stations providing network coverage to 100 per cent. of all prefecture-level cities by the end of 2011.

The Group will continue to comprehensively promote the integration of 2G/3G networks and a smooth transition. Through the integration of core components of the networks, network solution, business platforms and support systems, customers can experience 3G services without changing their SIM cards or mobile numbers or requiring re-registration. Customers will be able to use 3G services in an economical and convenient way, and this will expedite the introduction of 3G services to customers.

The Group will fully leverage its existing competitive advantages. Based on the principle of mixed business development, it will integrate strategies on branding, tariff, services, channels and marketing resources and fully promote dual-mode handsets in voice, broadband data and value-added businesses. Meanwhile, the Group will earnestly develop dual-mode data cards, netbooks and notebook computers equipped with data modules, home Internet access gateways and information terminals. It will also comprehensively introduce application of 3G technology to individuals, families, corporations and those who need industry informatization products, so as to vigorously market 3G special features in an innovative manner.

The Group will take part in pushing forward the development of the TD-SCDMA industry chain and evolution of TD-SCDMA technology by actively facilitating various elements of the value chain to enhance the overall level of technology and quality of products, including coordinating efforts in various components such as systems, terminals, chipsets and instruments. It will actively encourage suppliers to invest in their research and development to supply more dual-mode handsets and various types of dual-mode terminals, with special functions and features, of high quality at reasonable prices. The Group will further research into post-TD-SCDMA technologies and promote the synchronised development and convergence of TD-LTE and FDD-LTE technologies.

4. Can the Group provide a breakdown of CAPEX in 2008 and a breakdown of CAPEX plan in 2009, respectively?

CAPEX in 2008 was RMB136.3 billion. It effectively satisfied the needs of rapid development of subscribers, voice usage and value-added business as well as the unusual needs of post-disaster reconstruction after snowstorm and earthquake, and ensured stable growth of revenue and net profits.



To satisfy growth in market demand, foster the continuous development of value added business, sustain leading network advantages, realize the 2G/3G integrated network layout and ensure post-disaster reconstruction, the Group has set the CAPEX budget for 2009 at RMB133.9 billion.

CAPEX for 2008 was mainly used for the construction of mobile communications networks (58 per cent.), development of new technologies and new businesses (6 per cent.), construction of transmission facilities (18 per cent.), support systems (7 per cent.) and structural facilities.

24 per cent. of CAPEX plan for 2009 will be used for the construction of 2G wireless networks (of which 70 per cent. will be applied to network construction in the rural areas). The remaining investment will be used in the areas for 2G/3G integration, including core networks (24 per cent.), development of new technologies and new businesses (9 per cent.), construction of transmission facilities (21 per cent.), support systems (9 per cent.), structural facilities and others.

5. How much did the Company pay in terms of dividend per share for 2008? What is the dividend policy in the future?

The Company determines and commits to hold in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. In the view of the Company's favorable operating results of 2008 and having taken into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.404 per share for the financial year ended 31 December 2008 in accordance with the dividend payout planned for the full year of 2008. This, together with the interim dividend of HK$1.339 per share that was paid in 2008, amounts to an aggregate dividend payment of HK$2.743 per share for the full financial year of 2008. Dividend payout ratio for the year 2008 was 43 per cent..

In 2009, having taken into consideration various relevant factors such as the Company's overall financial condition, cash flow generating capability and the needs of future sustainable development, the Company plans the dividend payout ratio for the full year of 2009 to be 43 per cent..

The Board is of the view that the Company's favorable operating results and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable cash return. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to creating value for its shareholders.


中国移动通信
CHINA MOBILE
中國移動有限公司
CHINA MOBILE LIMITED
二零零八年度全年業績發佈
2008 Annual Results Announcement



Business Review

In 2008, the Group has achieved favorable performance in its continuous development of new customers, new voice usage and new business, resulting from further expansion in subscriber base, growth in voice usage and a stronger boost from value-added business. Meanwhile, the rural market remained a key growth driver, corporate business continued to expand, and the Group's competitive advantages were further consolidated. In the year, through providing telecommunications services for the Olympic Games, the Group has enhanced its brand value, business capability and service standard. The Group has also successfully restored and ensured reliable telecommunications services in the areas hit by massive natural disasters. Despite the challenges and adversities it faced, the Group has further enhanced its operating results and comprehensive strengths.



As at the end of 2008, the Group's subscriber base grew 23.8 per cent. to 457.250 million. Total voice usage volume grew 34.2 per cent. to 2,441.31 billion minutes. The number of value-added business users grew to 419.764 million, representing an annual growth rate of 20.1 per cent. SMS usage volume reached 607.13 billion messages, representing an annual growth rate of 20.8 per cent.. Revenue from value-added business reached RMB113.444 billion, which represents an annual growth rate of 23.8 per cent. and accounts for 27.5 per cent. of the operating revenue of the Group, an increase of 1.8 percentage points from the previous year.

Key Operating Data of the Group

	2008	2007
Subscriber Base (million)	457.3	369.3
Net Additional Subscribers (million)	87.9	68.1
Total Voice Usage Volume (billion minutes)	2,441.3	1,818.9
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	492	455
Average Revenue per User per Month (ARPU) (RMB/user/month)*	83	89
SMS usage volume (billion messages)	607.1	502.7
"Color Ring" subscription volume (million times)	1,350	779
WAP traffic volume (billion megabytes)	13.3	5.3
MMS usage volume (billion messages)	33.1	14.3

* All monetary figures shown in this Business Review are expressed in Renminbi.

Subscriber Growth

In 2008, the Group sustained its rapid subscriber growth. As at 31 December 2008, its total subscriber base reached 457.250 million, and the number of net additional subscribers for the year was 87.911 million, translating into an average increase in net additional subscribers of over 7.3 million per month. The rural market, which continues to serve as a key growth driver, contributed to nearly half of the subscriber growth in the year. The Group continues its market leadership with a market share of approximately 72.4 per cent..

Substantial changes in the macro-economic environment arising from the international financial crisis have had adverse effects on the telecommunications industry. With slower economic growth in certain regions, production cut by exporters, an increase in loss-making enterprises and a decrease in migratory workers, the demand for telecommunications services from those affected has been somewhat reduced. The mobile penetration rate in Mainland China has reached 48.5 per cent. and the market in certain large cities began to show signs of becoming mature. The restructuring of the telecommunications industry has also changed the competitive landscape and competition is increasingly intensified. Due to the impact of these factors, the Group's subscriber growth showed signs of slowing down.

The Group believes that a series of State policies targeted at expanding domestic demands and maintaining a stable yet speedy growth of the economy will stimulate demand for telecommunications services. Despite a higher mobile penetration rate as compared to that in the last few years, there remains considerable growth potential in Mainland China's mobile telecommunications market. With the advancement of rural infrastructure and the continuous development of social enterprises, the rural areas become a key market for the telecommunications industry with great growth potential. Furthermore, new business and new applications in mobile communications and informatization continued to develop. For example, the needs of new communications, such as handset-to-machine and machine-to-machine, etc, will create enormous demand. These factors

Subscriber Base
(million)


369.3
23.8%
457.3
2007.12
2008.12

Total Voice Usage Volume
(billion minutes)


1,818.9
34.2%
2,441.3
2007
2008

MOU
(minutes)


455
8.1%
492
2007
2008

together provide prime conditions for the growth of the telecommunications industry and the Group's subscriber base.

In 2008, the Group has taken full advantage of the reform and development of the rural areas driven by the State. By consistently pushing for a strategy of "lower ARPU, lower MOU, lower cost", the Group furthered its rural market development. Subscriber acquisition and service costs on a per subscriber basis were lowered through enhanced resource utilization and efficiency, as a result of better economies of scale achieved from increased co-ordinated sales and marketing efforts. The Group launched sales and marketing activities by leveraging the effect of economies of scale in its mass broadcasting and made use of effective and economical advertising channels unique to rural markets to promote its business. Besides that, significant efforts were made to develop low-cost distribution channels in rural areas and promote over-the-air recharging and small denomination recharging services. In addition, the Group applied its existing operation analysis system to rural market management. It also furthered the informatization of the rural community by enriching the business content of its Agricultural Information Service.

The Group saw continued growth of its corporate customer base in 2008. Service provision to trans-provincial and multi-national corporate customers was enhanced. Business offerings and usage of corporate informatization as well as industry-specific application solutions through mobile terminals reached a sizeable mass. Marketing, product planning, business integration and end-to-end business support with respect to corporate market were further strengthened. While further promoting industry-specific applications, the Group also developed the application of machine-to-machine business in different areas in the corporate arena. As at the end of 2008, the corporate customer base reached 2.33 million accounts and the number of individual subscribers served under corporate accounts reached 28.1 per cent. of the total subscriber base.

Business Development

In 2008, the Group further stepped up its efforts in sales and marketing for voice business by implementing differentiated and innovative sales and marketing strategies as well as measured fee adjustments, which effectively stimulated an increase in usage volume. On the other hand, the macro-economic factors have slowed down the demand


第2届中国移动
无线音乐
music

Value-Added Business Users
(million)


349.6
20.1%
419.8
2007.12
2008.12

SMS Usage Volume
(billion messages)


502.7
20.8%
607.1
2007
2008

for telecommunications services including the slower growth of outgoing international calls in certain areas. Also, price elasticity in some regions was weakened and roaming fee adjustment have caused certain impact. Nonetheless, the Group's revenue from voice business continued to grow. In 2008, the total voice usage volume reached 2,441.31 billion minutes, representing an annual growth rate of 34.2 per cent.. The average minutes of usage per user per month (MOU) was 492 minutes, an increase of 8.1 per cent. from 455 minutes in 2007. Average revenue per user per month (ARPU) was RMB83, lower than that of RMB89 in 2007.

Accounting for an increasingly higher proportion of the Group's operating revenue, value-added business has shown a more prominent pulling effect on revenue. In 2008, revenue from value-added business amounted to RMB113.444 billion, representing an increase of 23.8 per cent. from 2007. Revenue from value-added business contributed to a higher percentage of operating revenue than in 2007, reaching 27.5 per cent. of operating revenue.


CHINA MOBILE
手机报

Mature businesses, such as SMS, sustained growth despite already reaching a sizeable mass. In 2008, revenue from SMS business reached RMB50.384 billion and SMS usage volume was 607.13 billion messages, averaging 1.66 billion messages a day. Non-SMS data business grew rapidly and revenue from "Color Ring", WAP and MMS businesses increased further to RMB14.380 billion, RMB12.991 billion and RMB2.878 billion, respectively. In particular, "Color Ring" and WAP became businesses that generated a monthly revenue of over RMB1 billion. Other products such as Wireless Music, Mobile Paper, "Fetion" and 139 Mailbox have also grown rapidly as a result of continual innovation and development driven by customer needs. Subscription of "Color Ring" service exceeded 1.35 billion times. The number of senior members of Wireless Music Club reached 52.73 million and the Group recorded 76 million times of full track music download. The number of paying subscribers of Mobile Paper, active subscribers of "Fetion" and active subscribers of 139 Mailbox reached 41.49 million, 37.24 million and 10 million, respectively. Furthermore, the Group strengthened the nurturing and promotion of other value-added businesses such as Mobile Gaming, Mobile Video, Mobile Map and Mobile e-Commerce. We believe that the arrival of 3G will provide more headroom for growth for the Group's value-added business.

Comprehensive Strengths

The Group, being the market leader, enjoys clear competitive advantages in terms of scale, network, support system, branding, sales and marketing channel and quality of services. Its solid financial strength helps weather various types of risks and its high-quality workforce provides strong execution and innovative capabilities. Its strengths in these areas laid a solid foundation for sustained growth in the future competitive landscape.

The Group possesses an enormous subscriber base and network with nearly 390,000 base stations, which provides substantial economies of scale, allowing the Group to effectively control marginal costs, explore the rural market, and maintain an influential role in the value chain. The Group possesses distinct network advantages, which are reflected in its leading network quality, a population coverage rate of 98 per cent., wireless connection rate of 99.20 per cent., voice call drop rate of 0.62 per cent. and SMS delivery rate of 99.35 per cent. Equipped with an advanced and flexible support network, the Group was able to establish differentiated competitive advantages in areas such as network management system, management information system, business operation support system, customer relationships management system and operation analysis system. The Group's corporate brand value ranked fifth amongst the world's most powerful brands and first amongst mobile operators. Its clear brand structure, high degree of brand recognition and customer loyalty is widely recognised by the market. The presence of proprietary sales channels (totalling 47,000 outlets) strengthens the control over its sales and marketing channels. The Group also strengthened its management of community sales and marketing channels and intensified the application of electronic channels, which formed a diversified sales and marketing network that has greater coverage and is better managed. As a result, quality of the services has been enhanced, customer complaint rate has fallen notably and customer satisfaction has climbed steadily. Overall customer satisfaction rate has reached 81.31 per cent.

Capital Expenditure

The Group's capital expenditure for 2008 was approximately RMB136.3 billion, which was primarily applied to the construction of mobile communications networks, support systems and transmission facilities and the development of new technologies and new businesses. Such expenditure has allowed the Group to meet the demands of rapid development in subscriber base, voice usage volume and value-added business and the needs of reconstruction after the unusual incidents of snowstorms and the earthquake. The capital expenditure has laid a strong foundation for stable growth of revenue and profits.

To meet the growing market demand, facilitate the continued development of value-added business, maintain the leading position of the network and realise 2G/3G network integration, and meet the needs of reconstruction after the natural disasters, the capital expenditure budgets of the Group for the years 2009, 2010 and 2011 are set at RMB133.9 billion, RMB131.0 billion and RMB110.5 billion, respectively. In 2009, 76 per cent. of the capital expenditures will be invested in the areas for the integration of 2G/3G, the remaining investment will be designated for 2G wireless network, of which 70 per cent. will be applied in network construction in the rural areas.

Capital Expenditure
(RMB billion)


136.3
133.9
131.0
110.5
2008
2009
2010
2011
Capital Expenditure for 2008
Capital Expenditure Budgets for 2009–2011

"Green Action Plan"

The Group has implemented a "Green Action Plan" on various aspects of its operations and has achieved remarkable results in areas such as the conservation of electricity, land resources, raw materials and control of costs. The energy conservation and emission reduction targets of the current phase were met. The electricity usage per business unit has dropped by 11 per cent. as compared to that in 2007 and 1.17 billion kWh of electricity was conserved. Through the implementation of standardised facilities and IP technology, the Group saved a total floor area of 175,000m^2 on its premises. 21,000 tones of steel were saved as a result of the adoption of standardised tower design, and 2,135 green energy base stations are already in our network. Technological innovation was actively pursued and 91 applications were submitted in the year for patents relating to energy conserving and emission reduction technologies. Efforts in promoting environmentally friendly packaging were further strengthened. The Group, together with 11 mainstream equipment suppliers, urged the international communications industry to adopt "green packaging". Through the "Green Boxes Environmental Protection Campaign", as many as 3.95 million pieces of disposed mobile handsets and accessories were recycled. The Group fully promoted industry applications such as remote monitoring and intelligent control, to foster energy conservation and emission reduction by other related industries through the means of informatization.

The energy conservation and emission reduction achieved by the "Green Action Plan" is not only a realisation of the social responsibility borne by the Group, it also resulted in substantial cost savings, thereby further enhancing the competitiveness of the Group.

3G Development Strategy

At the beginning of 2009, the Group commenced operations of TD-SCDMA 3G network using 3G network capacity leased from the parent company. The Group will coordinate with the parent company to construct 3G network, and 3G coverage is planned for 238 cities, or more than 70 per cent. of all prefecture-level cities, by the end of 2009. According to the plan, there will be 160,000 3G base stations providing network coverage to 100 per cent. of all prefecture-level cities by the end of 2011.

The Group will continue to comprehensively promote the integration of 2G/3G networks and a smooth transition. Through the integration of core components of the networks, network solution, business platforms and support systems, customers can experience 3G services without changing their SIM cards or mobile numbers or requiring re-registration. Customers will be able to use 3G services in an economical and convenient way, and this will expedite the introduction of 3G services to customers.

The Group will fully leverage its existing competitive advantages. Based on the principle of mixed business development, it will integrate strategies on branding, tariff, services, channels and marketing resources and fully promote dual-mode handsets in voice, broadband data and value-added businesses. Meanwhile, the Group will earnestly develop dual-mode data cards, netbooks and notebook computers equipped with data modules, home Internet access gateways and information terminals. It will also comprehensively introduce application of 3G technology to individuals, families, corporations and those who need industry informatization products, so as to vigorously market 3G special features in an innovative manner.

The Group will take part in pushing forward the development of the TD-SCDMA industry chain and evolution of TD-SCDMA technology by actively facilitating various elements of the value chain to enhance the overall level of technology and quality of products, including coordinating efforts in various components such as systems, terminals, chipsets and instruments. It will also actively encourage suppliers to invest in their research and development to supply more dual-mode handsets and various types of dual-mode terminals, with special functions and features, of high quality at reasonable prices. The Group will further research into post-TD-SCDMA technologies and promote the synchronised development and convergence of TD-LTE and FDD-LTE technologies.


引领3G生活

Outlook

Looking to the future, the Group will seize every opportunity to make full use of its strengths and enhance its competitive edge in the evolving environment when encountering any difficulties and challenges. It will adhere to its development strategy of new customers, new voice usage and new business, actively explore "blue ocean" markets, cope with the cross convergence and changes in the industry through continuous innovation of technology, products and business model, focus on research of the new generation evolution technology, promote the synchronised development and convergence of LTE technology, so as to maintain a sustainable business development in the future.



Financial Review



In 2008, despite the negative impacts of natural disasters and the global financial crisis, as well as the new challenges emerging from the restructuring of the Chinese telecommunications industry, we overcame difficulties and continued to achieve favorable results with the support of our high network quality, powerful brand advantages, increasingly apparent economies of scale and highly effective refined management. Operating revenue for the Group sustained its steady growth, up 15.5 per cent. to RMB412,343 million. Profitability continued to maintain at a relatively high level. Profit attributable to shareholders rose 29.6 per cent. to RMB112,793 million, with margin of 27.4 per cent.. EBITDA reached RMB216,487 million, up 11.6 per cent.. Basic EPS grew 29.4 per cent. to RMB5.63. Our solid capital structure and financial strength continue to provide a solid foundation for our future sustainable development.

Key data of income statement

	2008 RMB million	2007 RMB million	Change %
Operating revenue (Turnover)	412,343	356,959	15.5
Usage fees and monthly fees	278,985	247,344	12.8
Value-added services fees	113,444	91,609	23.8
Other operating revenue	19,914	18,006	10.6
Operating expenses	269,728	232,891	15.8
Leased lines	2,641	2,330	13.3
Interconnection	22,264	21,500	3.6
Depreciation	71,509	67,354	6.2
Personnel	19,960	18,277	9.2
Other operating expenses	153,354	123,430	24.2
Profit from operations	142,615	124,068	14.9
Other net income	2,159	2,323	(7.1)
Profit attributable to shareholders	112,793	87,062	29.6
EBITDA[1]	216,487	194,003	11.6
Basic EPS (RMB)	5.63	4.35	29.4

1 China Mobile Limited defines EBITDA as profit for the year before taxation, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

Key data of balance sheet

	2008 RMB million	2007 RMB million	Change %
Current assets	240,170	207,635	15.7
Non-current assets	417,527	355,858	17.3
Total assets	657,697	563,493	16.7
Current liabilities	180,573	154,953	16.5
Non-current liabilities	34,217	34,301	(0.2)
Total liabilities	214,790	189,254	13.5
Minority interests	629	488	28.9
Shareholders' equity	442,278	373,751	18.3

Key data of cash flow

	2008 RMB million	2007 RMB million	Change %
Net cash generated from operating activities	193,647	168,612	14.8
Net cash used in investing activities	(139,026)	(123,039)	13.0
Net cash used in financing activities	(45,684)	(37,276)	22.6
Free cash flow[2]	57,355	63,473	(9.6)
Total cash and bank balances[3]	218,259	188,544	15.8

2 China Mobile Limited defines free cash flow as net cash generated from operating activities less investments incurred in capital expenditure. Free cash flow is a measure we use internally to evaluate our cash flow performance, but is not a measure of financial performance in accordance with generally accepted accounting principles. "Free cash flow" should not be used to determine the financial position of the Group. There is only limited comparability between China Mobile Limited's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

3 Total cash and bank balances represent cash and cash equivalents and bank deposits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Results

In 2008, despite the challenges and the impact of natural disasters, global financial crisis and the restructuring of the Chinese telecommunications industry, the Group continued to achieve favorable financial results attributable to our high quality network, powerful brand advantages, increasingly apparent economies of scale and highly effective refined management.

Our three driving forces for growth, namely new customers, new businesses and new voice usage, continued to drive the Group's financial performance. Total operating revenue of the Group for 2008 reached RMB412,343 million (all monetary amounts below are expressed in RMB, unless otherwise specified), up 15.5 per cent.. Among these, value-added business continued to demonstrate its strong growth momentum and generated 113,444 million of revenue, an increase of 23.8 per cent. as compared to the previous year. The contribution to total operating revenue reached 27.5 per cent.. In order to support the positive development of subscribers, voice usage and new businesses, as well as to maintain the Group's competitive advantages and capabilities in sustaining healthy development, we focused on boosting our future competitiveness and strengthening resource allocation. We increased our investments in sales channels, customer service, network optimization, system support and R&D. Accordingly, operating expenses reached 269,728 million, up 15.8 per cent.. The percentage increase was in line with the increase in operating revenue. However, average operating expenses per user per month and per minute continued to decline. This further demonstrated the effectiveness of the Group's refined cost management and economies of scale.

Profit attributable to shareholders was 112,793 million, up 29.6 per cent. year-on-year, attributable partly to the positive impact of change in the PRC enterprise income tax rate. Margin of profit attributable to shareholders reached a relatively high level of 27.4 per cent.. EBITDA was 216,487 million, up 11.6 per cent. year-on-year, arriving at a margin of 52.5 per cent.. Basic EPS was 5.63, up 29.4 per cent. year-on-year. This reflected favorable profitability and earnings capability.

The Group sustained its robust cash flow as a result of favorable business growth, effective cost control measures, efficient capital expenditure and economies of scale. Net cash generated from operating activities and free cash flow reached 193,647 million and 57,355 million, respectively. Total debt to total book capitalization ratio and interest coverage multiple remained at sound level. Standard and Poor's further upgraded the Company's corporate credit rating, while Moody's maintained the Company's corporate credit rating, in line with China's sovereign credit rating in 2008. This reflected our commitment to consistently practicing prudent management discipline has earned good market recognition.

Operating Revenue (Turnover)

With the rapid growth of subscriber base, voice usage volume and value-added business, operating revenue for 2008 reached 412,343 million, up 15.5 per cent.. The Group continued to advocate and actively pursue rational competition. Various ongoing efforts focused on enhancing innovative capabilities and expanding rural market were on the agenda. Subscriber base continued growing at a high-speed momentum. Average net increase in number of subscribers exceeded 7.30 million per month. In response to regulatory requirements and market demand, the Group gradually advanced the adjustment of its tariff structure and roaming tariff. Although affected by the change in macro economy, voice usage volume nonetheless maintained favorable growth. Total minutes of usage rose to 2,441.31 billion minutes, up 34.2 per cent. year-on-year.

The Group actively conducted product innovation and business development for value-added business. These drove forward growth in various value-added businesses and the contribution to revenue growth was increasingly notable. In 2008, revenue from value-added business reached 113,444 million, accounting for 27.5 per cent. of the Group's total operating revenue. Revenue from Short Message Services (SMS) and non-SMS data businesses reached 50,384 million and 41,294 million, respectively, and contributed a total of 80.8 per cent. to the Group's value-added business revenue. While the SMS business continued to maintain at a relatively high growth momentum, the contribution of other value-added businesses, such as "Color Ring", WAP and Multimedia Messaging Services (MMS), to revenue increased notably. Businesses such as Wireless Music Club, "Fetion" and Mobile Paper also demonstrated a rapid growth. Overall revenue structure for value-added business was further optimized.

Operating Revenue Distribution


69.3%
2007
5.0%
25.7%
67.7%
2008
4.8%
27.5%
Usage fees and monthly fees
Value-added services fees
Other operating revenue

Value-added Services Fees

(RMB million)


25.7%
27.5%
113,444
91,609
23.8%
21.2%
45.8%
33.0%
19.2%
44.4%
36.4%
2007
2008
Proportion to operating revenue
Voice value-added business
SMS business
Non-SMS data business

Operating Expenses Structure


65.2%
0.6%
6.0%
18.9%
5.1%
34.6%
65.4%
0.6%
5.4%
17.4%
4.8%
37.2%
2007
2008
Leased lines
Personnel
Interconnection
Other operating expenses
Depreciation

Note: Each of the above percentage represents the proportion of the operating expense to operating revenue.

Leased Lines

(RMB million)


0.6%
0.6%
2,330
13.3%
2,641
2007
2008
Percentage of operating revenue

Operating Expenses

With an effort focusing on boosting our future competitiveness, we consistently uphold our doctrines of rational investment, effective resource allocation, forward-looking planning and effective refined management in cost allocations. In 2008, operating expenses of the Group were 269,728 million, increased 15.8 per cent. year-on-year and amounted to 65.4 per cent. of the total operating revenue, which was in line with that of the previous year. Average operating expenses per user per month were 54.3, declining by 6.7 per cent.. Average operating expenses per minute of usage were 0.110, declining by 13.7 per cent.. We commit to continuously pursuing effective refined management on cost effectiveness and optimizing the cost structure to achieve the best returns at the minimum costs.

Leased Lines

With the Group's continuous effort in optimizing network structure and timely putting into use of new lines, the self-constructed and jointly-constructed lines reached a sizeable scale. The continuous declining scale of leased lines expenses over the years therefore reached an optimal level. Following the needs of business development, leased line for internet increased. Leased line expenses to total operating revenue in 2008 remained constant as compared to previous year.

Interconnection

In 2008, interconnection expenses increased by 764 million over the previous year as a result of the sustained growth in subscriber base and voice usage volume. The Group continued to increase its efforts in optimizing the network structure. Through effective marketing strategy, the Group thoroughly reorganized and re-routed traffic volume. The proportion of voice usage volume of intra-network continued to increase. Interconnection expenses to total operating revenue reflected a declining trend.

Depreciation

In order to effectively support business development and maintain network leading position, the Group continuously performed the required network optimization and construction, leading to a corresponding increase in depreciation expense by 4,155 million over the previous year. However, our premium network enhanced customer loyalty and supported rapid business development and favorable financial results. In addition, the Group derived advantages from rational capital expenditures and economies of scale, depreciation expenses per minute of usage decreased by 20.9 per cent. as compared to the previous year. This reflected a favorable return on investments.

Interconnection

(RMB million)


6.0%
5.4%
21,500
22,264
3.6%
2007
2008
◆ Percentage of operating revenue

Depreciation

(RMB million)


18.9%
17.4%
67,354
71,509
6.2%
2007
2008
◆ Percentage of operating revenue

Personnel
(RMB million)


5.1%
4.8%
19,960
18,277
9.2%
2007
2008
Percentage of operating revenue

Other Operating Expenses
(RMB million)


37.2%
34.6%
153,354
123,430
24.2%
2007
2008
Percentage of operating revenue

Personnel

The Group continued to strengthen the efficiency of its human capital management and incentive mechanism to enhance its human resources development. While continuously enriching competitiveness of human capital, personnel expenses rose by 1,683 million over the previous year. The respective ratios of personnel expenses to operating revenue and to operating costs declined considerably comparing to the previous year. As at 31 December 2008, the Group had a total of 138,368 employees.

Other Operating Expenses

Other operating expenses (consisting primarily expenses for selling and promotion, network maintenance, operating lease, labor service expenses, bad debts, asset write-offs, administration and others) increased by 29,924 million over the previous year in 2008. In order to boost its future competitiveness, the Group increased its investments in sales channels, customer service, network optimization, system support and R&D to support the Group's stable and sustainable business growth. As a result, other operating expenses such as selling and promotion expenses, network maintenance expenses and operating lease expenses increased accordingly. The number of labor sourced by third parties reached 267,394 as at 31 December 2008 and the associated expenses were 10,156 million. In view of the Group's continuous efforts in monitoring customer credit and stringent control over defaults in payment by customers, the Group maintained its bad debt ratio at a relatively low level of 1.06 per cent. in 2008. Furthermore, in order to meet the demand of new technology and development of new business, the Group upgraded certain outdated equipment by writing off and disposing of the corresponding assets amounting to a total of 3,242 million in 2008. This further improved the Group's assets quality.

EBITDA, Profit from Operations and Profit Attributable to Shareholders

The Group consistently endeavored to drive long-term, sustainable and favorable profitability growth. Margin of profit attributable to shareholders and EBITDA margin in 2008 remained relatively high at 27.4 per cent. and 52.5 per cent., respectively. Profit from operations was 142,615 million, which maintained a steady growth. EBITDA, profit attributable to shareholders and basic EPS were 216,487 million, 112,793 million and 5.63, respectively. Along with the favorable revenue growth, these results also reflected the Group's efforts in optimizing resource allocation and management efficiency on operating expenses and economies of scale. Operational efficiency of the Group was further enhanced. These commendable earnings performance and the continuous improvement on earnings level once again reflected the Group's ceaseless efforts in generating greater returns and creating value for its shareholders.

EBITDA, Profit from Operations and Profit Attributable to Shareholders
(RMB million)


11.6%
216,487
194,003
14.9%
142,615
29.6%
124,068
112,793
87,062
2007
2008
EBITDA
Profit from operations
Profit attributable to shareholders

Fund Management, Cash Flow, Capital Structure and Credit Rating

Fund Management and Cash Flow

The Group has consistently upheld prudent financial principles and strict fund management policy. In order to strengthen the safe custody of cash and reduce cost of capital, the Group continued to reinforce its centralized fund management function and make appropriate allocations of overall funds, thereby enhancing the Group's ability to effectively deploy internal funds with maximum utility. Through highly centralized investment and financing management, the Group's funds is safeguarded by strict control over investments, and therefore no losses incurred for the Group from the global financial crisis.

In 2008, the Group continued generating strong cash flow. The Group's net cash generated from operating activities was 193,647 million and free cash flow was 57,355 million. At the end of 2008, the Group's total cash and bank balances was 218,259 million, of which 99.1 per cent., 0.3 per cent. and 0.6 per cent. was denominated in RMB, U.S. dollar and Hong Kong dollar, respectively. The steady fund management and sufficient cash flow further provided a solid foundation for the long-term development of the Group.

Cash Flow
(RMB million)


193,647
168,612
14.8%
63,473
57,355
2007
2008
Net cash generated from operating activities
Free cash flow

Credit Rating


A1
A+
A2
A
A3
A-
Baa1
BBB+
Baa2
BBB
Moody's
Standard & Poor's
2002
2003
2004
2005
2006
2007
2008
Moody's
Standard & Poor's

Capital Structure

At the end of 2008, the sum of the Group's long-term and short-term debts were 35,732 million in aggregate, and its total debt to total book capitalization ratio (with total book capitalization representing the sum of total debt and shareholders' equity) was 7.5 per cent., reflecting the fact that the Group's financial position continues to remain at a sound level.

Of the total borrowings, 33.9 per cent. were in RMB (consisting principally of RMB bonds), and 66.1 per cent. were in U.S. dollars (consisting principally of the balances of the deferred consideration for the acquisition of the eight and the ten provincial telecommunications operators). Approximately 80.2 per cent. of the Group's borrowings were made at floating interest rates. The effective average interest rate of borrowings of the Group was approximately 4.61 per cent.. The effective interest coverage multiple (ratio of profit before interest and tax to finance costs) was 94 times. This reflected the prudent financial risk management principle that consistently adopted by the Group, as well as its solid cash flow generation and sound repayment capabilities.

Credit Rating

In 2008, with the upgrading of China's sovereign credit rating, Standard & Poor's upgraded the Company's corporate credit rating from A/Outlook Positive to A+/Outlook Stable. Moody's maintained the Company's corporate credit rating in line with China's sovereign credit rating as A1/Outlook Stable. These ratings demonstrated that the Group's sound financial strength, favorable business opportunities and solid financial management have established wide and deep market recognition.

Dividends

The Company determines and commits to hold in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. In the view of the Company's favorable operating results of 2008 and having taken into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.404 per share for the financial year ended 31 December 2008 in accordance with the dividend payout planned for the full year of 2008. This, together with the interim dividend of HK$1.339 per share that was paid in 2008, amounts to an aggregate dividend payment of HK$2.743 per share for the full financial year of 2008. Dividend payout ratio for the year 2008 was 43 per cent..

In 2009, having taken into consideration various relevant factors such as the Company's overall financial condition, cash flow generating capability and the needs of future sustainable development, the Company plans the dividend payout ratio for the full year of 2009 to be 43 per cent..

The Board is of the view that the Company's favorable operating results and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable cash return. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to creating value for its shareholders.

Dividend and Dividend Payout Ratio
(HK$)



43%
43%
43%
2.743
1.997
1.404
1.160
0.837
0.101
0.016
0.085
1.339
2007
2008
2009
Interim dividend
Special interim dividend
Final dividend
Special final dividend
Dividend payout ratio

We will consistently uphold prudent financial principles and strictly monitor the financial risks, with an aim to strive for stable profitability and robust cash generating capability. In addition, we will focus on forward-looking resource allocation optimization and maintain stable debt level with a view to continuously creating value for our shareholders.

Corporate Governance Report



The Company's goal has always been to enhance its corporate value, to ensure its sustainable long-term development and to generate greater returns for its shareholders. In order to better achieve the above objectives, we have established good corporate governance practices following the principles of sincerity, transparency, openness and efficiency, and have implemented sound corporate governance structure and measures. With respect to the key participants involved in the practice of good corporate governance, including shareholders, board of directors, management, internal audit, external auditors and other stakeholders (including our customers, communities, peers, regulatory authorities, etc.), we have established and improved various policies, internal controls and other mechanisms.

We believe that corporate governance goes hand in hand with corporate culture. High standard of corporate governance is built on good corporate culture. Corporate governance principles and policies can only be applied effectively and consistently when a corporate culture that emphasizes honesty and integrity is built. Our core value is Responsibility Makes Perfection and our goal is to achieve a harmonious development between enterprise and industry, enterprise and society, and enterprise and environment.

Our corporate governance practices in 2008 include:

- further improved internal control system to help ensure the effectiveness of our internal control over financial reporting, and examined and responded to potential risks from the perspective of comprehensive risk management in order to build a long-term pragmatic comprehensive risk management system.

- further improved our internal audit management mechanism and systems focusing on planning, norms, use of results, incentive and appraisal schemes of subsidiary internal audit departments and department heads, and increased independent auditing processes across all business units. The internal audit departments have unrestricted access to all areas of the Group's business, assets records and personnel in the course of conducting their work.

- continued our overall legal risk evaluation on our operations focusing on four areas that are more susceptible to such risks, i.e., market operations, value-added services, network roll-out and employment practices. Based on this evaluation, improvements have been made with respect to relevant legal policies and guidelines. As of 31 December 2008, all of our 31 operating subsidiaries completed the establishment of their legal risk management system.

- implemented our corporate social responsibility ("CSR") strategy, made major strides in each of our five main CSR programs and made significant achievements in the areas of bridging the digital divide, responding to catastrophes, improving the lives of disadvantaged groups, promoting a positive culture of mobile communications, conserving energy and reducing emissions, and promoting volunteering work by employees. In 2008, we were recognized on the DJSI, a major recognition of our CSR performance from the international community.

- continued to strengthen our anti-corruption efforts with focus on preventive measures, conducted a series of business ethics trainings with attendance aggregating 25,825, and monitored and supervised over 6,260 procurement programs and management consultation projects. In addition, provincial subsidiaries have also conducted a variety of anti-corruption disciplinary activities.

In December 2008, the HKEx published a series of amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"), which took effect on 1 January 2009. These amendments cover various aspects. We promptly reported in writing to each of our directors their responsibilities for continuous and timely disclosure under these amendments. In addition, we also held internal meetings informing relevant departments about these amendments and made corresponding measures, including revision of the Terms of Reference of the relevant committee and systems to comply with these latest revisions.

In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE's listing standards.

Compliance with the Code Provisions of the Code on Corporate Governance Practices

Throughout the financial year ended 31 December 2008, except for the code provision that the roles of Chairman and Chief Executive Officer should be separated and should not be performed by the same individual, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set forth in Appendix 14 to the Hong Kong Listing Rules.

Currently, the roles of Chairman and Chief Executive Officer of the Company are performed by Mr. WANG Jianzhou. Mr. Wang joined the board of directors of the Company (the "Board") in November 2004 and since then, has been the Chairman and the Chief Executive Officer of the Company in charge of the overall management of the Company. The Company believes that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies which will enable the Group to seize business opportunities efficiently and promptly. The Company believes that through the supervision of the Board and its independent non-executive directors, checks and balances exist so that the interests of the shareholders are adequately and fairly represented.

Shareholders

The Company's controlling shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2008, indirectly held approximately 74.25 per cent. of the Company's share capital through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining share capital of approximately 25.75 per cent. was held by public investors.

The Company uses a number of formal channels to account to shareholders for the performance and operations of the Company, particularly through our annual and interim reports. Generally, when announcing interim results, annual results or any major transactions in accordance with relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to shareholders, investors and the general public, and to address any questions they may have. In addition, the Company adheres to the practice of voluntarily disclosing on a quarterly basis certain key, unaudited operational and financial data, and on a monthly basis the number of subscribers on its website to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operations.

The Company also has high regard for the annual general meetings of its shareholders, and makes substantial efforts to enhance communications between the Board and the shareholders. At the annual general meetings of shareholders, the Board always makes efforts to fully address any questions raised by shareholders. The last annual general meeting of the Company was held on 8 May 2008 in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong.

The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows:

- considering and approving the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2007 (99.9280%);

- the re-election of Mr. LU Xiangdong, Mr. XUE Taohai, Madam HUANG Wenlin, Madam XIN Fanfei and Dr. LO Ka Shui as directors (94.0963% to 99.8031%);

- the re-appointment of KPMG as auditors and authorizing the Board to determine its remuneration (99.9111%).

All resolutions were passed at this annual general meeting. Poll results were announced at the meeting and on the websites of the Company and the HKEx on the day of the meeting.

The Board of Directors

The key responsibilities of the Board include, among other things, formulating the Group's overall strategies, setting management targets, monitoring internal controls and financial management and supervising the management's performance, while the day-to-day operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision), and is directly responsible for formulating the Company's corporate governance guidelines.

The Board currently comprises 14 directors, namely Mr. WANG Jianzhou (Chairman), Mr. ZHANG Chunjiang (Vice Chairman), Mr. LI Yue, Mr. LU Xiangdong, Mr. XUE Taohai, Madam HUANG Wenlin, Mr. SHA Yuejia, Mr. LIU Aili, Madam XIN Fanfei and Mr. XU Long as executive directors, Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan READ as non-executive director. Their biographies are presented on pages 8 to 12 of this annual report and also on the Company's website. To ensure the timely disclosure of any change of directors' personal information, the Company has set up a specific communication channel with each of our directors. There is no financial, business, family or other material relationships among members of the Board. In 2008, after review and approval by the Board and the nomination committee of the Company, Mr. ZHANG Chunjiang was appointed as Vice Chairman and executive director of the Company with effect from 5 June 2008, and Mr. Paul Michael DONOVAN resigned from his position as a non-executive director of the Company with effect from 19 December 2008 due to his other business assignments. Mr. Donovan had confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. In March 2009, after review and approval by the Board and the nomination committee of the Company, Mr. Nicholas Jonathan READ was appointed as non-executive director of the Company with effect from 19 March 2009. The Company purchases Directors' and Officers' liabilities insurance on behalf of its directors and officers and reviews the terms of such insurance annually.

The Company and its directors (including non-executive directors) have not entered into any service contract with a specified length of service. All directors are subject to retirement by rotation and re-election at annual general meetings of the Company every three years. In 2009, the Company has received a confirmation of independence from each of the independent non-executive directors, namely Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, and considers them to be independent. The Company has also received acknowledgements from the directors of their responsibility for preparing the financial statements and a statement by the auditors of the Company about their reporting responsibilities.

Board meetings are held at least once a quarter and as and when necessary. During the financial year ended 31 December 2008, the Board met on four occasions. Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi, Mr. WANG Jianzhou, Mr. LI Yue, Mr. LU Xiangdong, Mr. XUE Taohai, Madam HUANG Wenlin, Mr. SHA Yuejia, Madam XIN Fanfei and Mr. XU Long attended all board meetings while Mr. ZHANG Chunjiang (appointed as executive director of the Company with effect from 5 June 2008), Mr. LIU Aili and Mr. Paul Michael DONOVAN (resigned as non-executive director of the Company with effect from 19 December 2008) attended three board meetings.

The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 8 to 12 of this annual report and on the Company's website.

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Hong Kong Listing Rules (the "Model Code") to regulate the directors' securities transactions. Save and except the interests disclosed in the report of the directors on page 57 of this annual report, none of the directors had any other interest in the shares of the Company as at 31 December 2008.
All directors have confirmed, following enquiry by the Company, that they have complied with the Model Code during the period between 1 January 2008 and 31 December 2008.

The Board currently has three principal board committees, which are the audit committee, the remuneration committee and the nomination committee, and all of which are comprised solely of independent non-executive directors. Each of the Board committees operates under its Terms of Reference. The Terms of Reference of each of the board committees are available on the Company's website and can be obtained from the Company Secretary by written request.

Audit Committee

Membership

The current members of the Company's audit committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi. All members of our audit committee have many years of finance and business management experience and expertise and appropriate professional qualifications.

Responsibilities

The audit committee's primary responsibilities include, among other things, making recommendation to the Board on the appointment, re-appointment and removal of external auditors, approving the remuneration and terms of engagement of external auditors,reviewing and monitoring external auditors' independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, developing and implementing policies on the engagement of external auditors to provide non-audit services, monitoring the integrity of financial statements of the Company and the Company's reports and financial statements and overseeing the Company's financial reporting system and internal control procedures.

Work Done in 2008

In 2008, the audit committee met on four occasions where all members attended all meetings. Among other things, the audit committee:

- reviewed the Company's financial statements and results announcement for the year 2007, report of the directors and financial review for the year 2007;
- reviewed the interim report and the interim results announcement of the Company for the six months ended 30 June 2008;
- discussed and approved the consolidated audit plan and audit memorandum prepared by, budgets and remuneration of, and services provided by, the external auditors;
- discussed and approved the engagement of external auditors to provide non-audit services;
- approved the Company's 2007 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission;
- reviewed and approved the working plan for 2008 internal audit;
- reviewed and approved the internal audit status report and improvement scheme, and the report of the internal audit department regarding further strengthening of information technology auditing.
- approved the 2008 assessment report on the disclosure controls and procedures;
- Reviewed and approved the progress report in relation to the U.S. Sarbanes-Oxley Act of 2002 (the "SOX Act") Section 404 compliance project, and other summary reports on various special audit projects; and
- reviewed the Company's compliance with relevant laws and regulations.

Remuneration Committee

Membership

The current members of the Company's remuneration committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi.

Responsibilities

The primary responsibilities of the remuneration committee include, among other things, determining the remuneration packages of all executive directors and senior management, making recommendations to the Board on the remuneration of non-executive directors, reviewing and approving performance based remuneration, ensuring that no director or any of his or her associates is involved in deciding his or her own remuneration, and making recommendations to the Board on the Company's policy and structure for remuneration of employees, including salaries, incentive schemes and other stock plans.

Work Done in 2008

In 2008, the remuneration committee met three times and all members attended the meetings, during which the committee mainly reviewed and approved the 2007 performance-linked annual bonus and its appraisal scheme for our senior management.

Nomination Committee

Membership

The current members of the Company's nomination committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi.

Responsibilities

The primary responsibilities of the nomination committee include, among other things, reviewing on a regular basis the structure, size and composition of the Board, identifying individuals suitably qualified to become board members, and assessing the independence of independent non-executive directors.

Work Done in 2008

In 2008, the nomination committee met once and all members attended the meeting. The committee considered, nominated and recommended to the Board Mr. ZHANG Chunjiang to be appointed as Vice Chairman and executive director of the Company. In respect of the recommendation of Mr. Zhang as Vice Chairman and executive director, the nomination committee has taken into consideration Mr. Zhang's many years of experience in the management and operation and his technical expertise in the telecommunications industry as well as his qualifications.

Remuneration, Appointment and Re-rotation of Directors

At present, the cash portion of our senior management's remuneration consists of a fixed monthly salary and a performance-linked annual bonus. The award of the performance-linked annual bonus is tied to the attainment of key performance indicators or targets. In terms of long-term incentives, the Company has adopted a share option scheme. Depending on their ranking, members of the management are awarded different numbers of share options. The remuneration of non-executive directors is determined in part by reference to the prevailing market conditions and their workload of serving as non-executive directors and members of the board committees of the Company.

Currently, executive directors are mainly selected internally within the Group from executives who have considerable years of management experience and expertise in the telecommunications industry, whereas for the identification of independent non-executive directors, importance is attached to the individual's independence as well as his or her experience and expertise in finance and business management. The nomination committee, taking into consideration the requirements of the jurisdictions where the Company is listed and the structure and composition of the Board, identifies, reviews and nominates with diligence and care individuals suitably qualified as board members of the Company before making recommendations to the Board for their final appointment. For the nomination and appointment of Mr. ZHANG Chunjiang and Mr. Nicholas Jonathan READ, these criteria and procedures have been applied.

All newly-appointed directors receive a comprehensive induction of directors' duties to make sure that they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors are subject to election by shareholders at the first general meeting after their appointment. Every director is subject to retirement by rotation and needs to stand for re-election at least once every three years.

Management

The task of the Company's management is to implement the strategy and direction as determined by the Board, and to take care of the day-to-day operations and functions of the Company. The division of responsibilities among our CEO and other members of the senior management is set out in the biographies of directors and senior management on pages 8 to 12 of this annual report and on the Company's website.

For the purpose of promoting honest and ethical conduct and deterring wrongdoing, the Company, in 2004, adopted a code of ethics, which is applicable to our Chief Executive Officer, Chief Financial Officer, Deputy Chief Financial Officer, Assistant Chief Financial Officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. Under the code of ethics, in the event of a breach of such code, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code of ethics has been filed with the U.S. Securities and Exchange Commission as an exhibit to our Annual Report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from the Company's website.

To prevent and penalize corruption and bribery, we developed an anti-corruption system and adopted an employee code of conduct and an employee handbook to put all employees under specific obligations as to the manner in which they should deal with issues such as integrity, code of ethics and conflicts of interest. During 2008, we continued to strengthen our anti-corruption efforts with focus on preventive measures. We conducted a series of business ethics trainings with attendance aggregating 25,825, and monitored and supervised over 6,260 procurement programs and management consultation projects. In addition, provincial subsidiaries conducted a variety of anti-corruption disciplinary activities.

Internal Audit

The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the internal audit department of the Company directly reports to the audit committee which, in return, reports to the Board regularly. The internal audit departments have unrestricted access to all areas of the Group's business units, assets, records and personnel in the course of conducting their work. The main objectives of internal audit are to ensure that the Company has established adequate internal controls which are effectively complied with, with an aim at safeguarding the funds and assets of the Company, enhancing the operational efficiency and effectiveness, improving the Company's corporate governance, risk assessment, risk management and internal controls, and assisting the Company to achieve its long-term development goals.

The internal audit department of the Company regularly assesses the risks associated with market operations, financial management, legal compliance and other core business processes by using standardized methodology. According to the results of the risk assessment, it formulates an annual audit plan which, together with the resources allocation, are reviewed and approved by the audit committee. It also carries out operational and financial audits on the Company's different management mechanisms and business processes on an on-going basis.

Taking into account the potential risk and urgency in respect of the internal controls that may exist in the Company's different management mechanisms and business processes, the internal audit department of the Company carries out audits as well as inspections and evaluations of the Company's financial information, internal controls and other types of operational activities through the application of systematic and standardized audit procedures and methods, in order to assess the Company's internal controls and to monitor their compliance. It also conducts special projects and investigations in response to requests from the Company's management and the audit committee.

According to the requirements under Section 404 of the SOX Act, the internal audit department of the Company organizes and performs audit tests of the internal control over financial reporting of the Company, providing assurance for the Company's management in its issuance of the internal control assessment report.

The internal audit department of the Company makes improvement recommendations in respect of its findings in the course of the audits and requests the management to respond to the recommendations, to undertake and to confirm the implementation plan, the methods and the time. It regularly monitors the status of the implementation of the recommendations to ensure their completion.

External Auditors

The Company engaged KPMG as statutory auditors of the Company. In 2008, the principal services provided by KPMG included:

- review of interim consolidated financial statements of the Group;
- audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and
- audit of the effectiveness of the Company's internal control over financial reporting.

Apart from providing the above-mentioned audit services to the Group, KPMG was also engaged in providing other non-audit services to the Group which were permitted under Section 404 of the SOX Act and pre-approved by the Audit Committee.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by KPMG to the Group (refer to note 5 to financial statements for details):

	2008 RMB million	2007 RMB million
Audit fees[1]	76	78
Non-audit fees[2]	3	5

1 Including the fees rendered for the audit of internal control over financial reporting as required by SOX Act Section 404.

2 Including the fees for SOX Act Section 404 advisory service and other advisory services.

Other Stakeholders

Good corporate governance practices require due concerns for the impact of our business decisions on our shareholders as well as other relevant parties such as customers, local communities, peers and regulatory authorities. The 2008 CSR report, which is issued together with this annual report, explains our philosophy on corporate social responsibility and our performance with respect to social and environmental management in 2008. This annual report and the CSR Report illustrate the Company's efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we have fulfilled our obligations to employees, customers, environment, the local communities and other stakeholders.

In 2008, we continued to focus on a growth that contributed to the sustainable development of the economy, the society and the natural environment. In line with our CSR management framework, we concentrated our CSR efforts on five major themes and promulgated a three-year plan for CSR management — a blueprint for the future of our CSR agenda. In 2008, we were recognized on the DJSI, a major recognition of our CSR performance from the international community.

Internal Controls

The Board conducts regular reviews of the effectiveness of the Group's internal controls to reasonably ensure that the Company is operating legally and that the assets of the Company are protected and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public. The scope of these reviews includes, among other things, business strategy, finance, operations, marketing and rules and regulations.

According to the provisions of Section 404 of the SOX Act, the Company's management is responsible for establishing and maintaining the internal control over financial reporting. The Company completed its internal control evaluation based on the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission titled Internal Control-Integrated Framework. We have continued our efforts to refine the routine management mechanism of internal controls and further strengthen a long-term effective and comprehensive risk management regime. Pursuant to external regulatory requirements and the development of businesses and internal management processes, the Company systematically reviewed and appraised the reasonableness and effectiveness of its internal control design. This refined and standardized the Company's internal control. Furthermore, the Company actively implemented the construction of management information system of internal control. Through this management information system, the Company is able to keep itself abreast of the status of internal control compliance in each business unit, enhance the efficiency, and hence effectively reinforces the accountability of internal controls.

Based on the evaluation conducted, the management believes that, as of 31 December 2008, the Company's internal control over financial reporting was effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles.

All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company's management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company's disclosure controls and procedures, and concluded that, as of 31 December 2008, the Company's disclosure controls and procedures were effective at a reasonable assurance level.

Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the NYSE's Listing Standards

As a foreign private issuer (as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least three members of its board of directors be independent as determined under the Hong Kong Listing Rules. The Company currently has three independent directors out of a total of 14 directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under the applicable Hong Kong law, to hold such executive sessions.

Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly in charge of developing the Company's corporate governance guidelines.

Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions.

Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company's Chief Executive Officer is not required, under the applicable Hong Kong law, to make similar certifications.

Continuous Evolvement of Corporate Governance

We will closely study the development of corporate governance practices among the world's leading corporations, future evolution of the relevant regulatory environment, and the requirements of the investors on an on-going basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company.

Human Resources Development

In 2008, the Group directed the focus of its human resources work on the basis of the Company's strategic needs, combated new challenges arising from internal and external environment and its business development, proactively and earnestly promoted the competitiveness of its talents. The Group also continued to enhance employee thinking, improve qualities of its employees, enhance its system for employee utilization and optimize employee allocation. Furthermore, the Group strengthened its management platform, focused on employee development and promoted the continuous reform and innovation of its human resources management policies and systems. All these attributes provided earnest human capital support and organizational assurance for the favorable and rapid growth of the Group.

In the context of the restructuring of the telecommunications industry and the development of the 3G business and their impact on our human resources work, the Group optimized its scientific, reasonable, comprehensive, centralised and practicable human resources strategic planning system in 2008, which fulfilled the Group's core strategies and business development needs. In view of the need to continue consolidating the foundation for human resources management, subsidiaries were guided in extending its human resources enhancement efforts and focused on the optimization of a human resources management system which attends to the four areas of job, remuneration, performance and capability. The Group also continued to strengthen the establishment of its core talent team, and placed great emphasis on the development of the ability of senior management and promoted group-wise evaluation of the talent pool, which led to the continuous enhancement of corporate leadership. In addition, the training system and management methods were optimized, thereby strengthening the soft skills of the Group. Moreover, the Group promoted the development of eHR and actively established the human resources experience sharing centre, thus encouraging the promotion and sharing of research results and practical experiences among subsidiaries. According to the regulations under the new PRC Labour Contract Law, the Group strengthened its supervision over employee utilization of its subsidiaries and established harmonious and stable employee relationship. According to the results of a survey conducted in 2008 by Universum Communications, an internationally well-known employer brand management company, China Mobile was ranked first in the overall list in employer branding for four consecutive years since 2005, due to its advantages in corporate image, organization culture, operating results, brand value, and so on.

In 2008, the Group continued to integrate its training efforts and resources by developing new training curriculum, establishing an internal trainer team and promoting mobile online college. For example, the Group actively explored means of training, trained and hired a first group of 40 internal trainers and also held internal trainers exchange activities as part of its internal training development project so as to promote the establishment of the Group's internal trainer team. During 2008, the Group provided training to employees for 860,000 times, out of which 9,776 times were for senior-and-middle management.

In 2009, the Group's human resources work will face new challenges arising from the newly restructured telecommunications industry as well as the competition for talents of the 3G-generation. The Group will closely monitor changes to its human resources arising from both internal and external circumstances and continue to revolve around its core strategies and business development needs with the aim to optimizing and developing new concepts, enhancing the competitiveness of its 3G-generation related human resources, strengthening its training and employee utilization system, promoting business development and improving services standards, thereby enabling human resources to continuously create greater value for the Group.

Report of Directors

The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2008.

Principal Activities

The Group's principal activity is providing mobile telecommunications and related services in thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile telecommunications services.

Major Customers and Suppliers

The Group's aggregate turnover with its five largest customers did not exceed 30 per cent. of the Group's total turnover in 2008.

Purchases from the largest supplier for the year represented 12 per cent. of the Group's total purchases. The five largest suppliers accounted for an aggregate of 35 per cent. of the Group's purchases in 2008. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5 per cent. of the Company's share capital) had any interest in these five largest suppliers.

Subsidiaries, Associates and Jointly Controled Entity

Particulars of the Company's subsidiaries, the Group's associates and jointly controled entity as at 31 December 2008 are set out in notes 19, 20 and 21, respectively, to the financial statements.

Financial Statements

The profit of the Group for the year ended 31 December 2008 and the state of the Company's and the Group's financial affairs as at that date are set out in the financial statements on pages 69 to 141.

Dividends

The Board is of the view that the Company's favorable operating results and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable cash return. In view of the Company's favorable operating results of 2008 and having taken into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.404 per share for the financial year ended 31 December 2008 in accordance with the dividend payout planned for the full year of 2008. This, together with the interim dividend of HK$1.339 per share that was paid in 2008, amounts to an aggregate dividend payment of HK$2.743 per share for the full financial year of 2008. Dividend payout ratio for the year 2008 was 43 per cent.. Having taken into account various relevant factors such as the Company's overall financial condition, cash flow generating capability and the needs of future sustainable development, the Company plans the dividend payout ratio for the full year of 2009 to be 43 per cent.. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to creating value for its shareholders.

Donations

Donations made by the Group during the year amounted to RMB124,848,016 (2007: RMB69,961,530).

Property, Plant and Equipment

Changes to the property, plant and equipment of the Group and the Company during the year are set out in note 15 to the financial statements.

Share Capital and Share Option Scheme

Details of the Company's share capital and share option scheme are set out in note 37 to the financial statements and the paragraph "Share option schemes" below, respectively.

Bonds

Details of the bonds of the Group are set out in note 32 to the financial statements.

Reserves

Changes to the reserves of the Group and the Company during the year are set out in note 37 to the financial statements.

Directors

The directors during the financial year were:

Executive directors:

WANG Jianzhou *(Chairman)*	
ZHANG Chunjiang *(Vice Chairman)*	(appointed on 5 June 2008)
LI Yue	
LU Xiangdong	
XUE Taohai	
HUANG Wenlin	
SHA Yuejia	
LIU Aili	
XIN Fanfei	
XU Long	

Independent non-executive directors:

LO Ka Shui
Frank WONG Kwong Shing
Moses CHENG Mo Chi

Non-executive director:

Paul Michael DONOVAN	(resigned on 19 December 2008)
Nicholas Jonathan READ	(appointed on 19 March 2009)

In accordance with Article 97 of the Company's Articles of Association, Mr. WANG Jianzhou, Mr. SHA Yuejia, Mr. LIU Aili, Mr. XU Long and Dr. Moses CHENG Mo Chi will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 101 of the Company's Articles of Association, Mr. ZHANG Chunjiang and Mr. Nicholas Jonathan READ will also retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting ("**Directors for Re-election**") are set out on pages 8 to 12. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except for the share options granted to the Directors for Re-election (other than Mr. ZHANG Chunjiang and Mr. Nicholas Jonathan READ) as set out in the paragraph "Share option schemes" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance ("**SFO**").

The service contracts of all the Directors for Re-election do not provide for a specified length of services and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director's fee of HK$180,000 as proposed by the Board of Directors and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non full year's service. Dr. Moses CHENG Mo Chi is also entitled to an additional annual fee of HK$260,000 as member of the Audit Committee, the Remuneration Committee and the Nomination Committee. In addition, for the financial year ended 31 December 2008, Mr. WANG Jianzhou, Mr. ZHANG Chunjiang, Mr. SHA Yuejia, Mr. LIU Aili and Mr. XU Long received annual remuneration, including retirement scheme contributions, of HK$1,457,000, HK$759,000, HK$1,193,000, HK$1,193,000 and HK$1,181,000, respectively, plus a discretionary bonus as determined by the Board of Directors with respect to the director's performance. The remuneration of these directors has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

Directors' Interests in Contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Chief Executive's Interest and Short Positions in Shares, Underlying Shares and Debentures

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Details of such options are disclosed under the paragraph "Share option schemes" below. These share options were granted pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2008, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Share Option Schemes

Share option schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, a share option scheme (the "**Scheme**") was adopted to replace an old share option scheme established on 8 October 1997 (the "**Old Scheme**") and the Old Scheme was terminated. The Scheme shall be valid and effective for a period of 10 years commencing on its adoption date.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the executive directors, non-executive directors and employees of the Company, any of its holding companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "**Participants**"), thereby incentivising the Participants. Under the Scheme, the Board may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Scheme will not be counted for the purpose of calculating this 10 per cent. limit.

As the Old Scheme was terminated with effect on 24 June 2002, no further options were granted under the Old Scheme thereafter. As at 31 December 2008, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Scheme is 1,487,811,613, representing approximately 7.42 per cent. of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. However, the total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the issued share capital of the Company. The consideration payable for the grant of each option under the Scheme is HK$1.00.

The exercise price of the options granted under the Scheme shall be determined by the Board at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share in the Company;

(ii) the closing price of the shares in the Company on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares in the Company on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

No share options were granted or cancelled under the Scheme during the year ended 31 December 2008.

Under the Scheme, the term of the option is determined by the Board at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

As at 31 December 2008, the directors and chief executive of the Company and the employees of the Group had the following personal interests in options to subscribe for shares of the Company granted under the Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Exercise price HK$
Directors						
WANG Jianzhou	475,000	475,000	21 December 2004	–	–	26.75
(also the chief executive officer)	970,000	970,000	8 November 2005	–	–	34.87
LI Yue	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
LU Xiangdong	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
XUE Taohai	80,000	–	3 July 2002	–	80,000	22.85
	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
SHA Yuejia	75,000	25,000	3 July 2002	–	50,000	22.85
	82,575	82,575	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
LIU Aili	75,000	–	3 July 2002	–	75,000	22.85
	82,600	82,600	28 October 2004	–	–	22.75
	141,500	141,500	8 November 2005	–	–	34.87
XU Long	70,000	–	3 July 2002	–	70,000	22.85
	117,000	117,000	28 October 2004	–	–	22.75
	254,000	254,000	8 November 2005	–	–	34.87
LO Ka Shui	400,000	400,000	8 November 2005	–	–	34.87
Frank WONG Kwong Shing	400,000	400,000	8 November 2005	–	–	34.87
Moses CHENG Mo Chi	400,000	400,000	8 November 2005	–	–	34.87
Employees						
	57,278,204	38,989,104	3 July 2002	20,750	18,268,350	22.85
	123,658,660	120,405,339	28 October 2004	57,800	3,195,521	22.75
	268,535,750	267,725,370	8 November 2005	75,610	734,770	34.87
		434,049,488	*(Note (a))*			

Notes:

(a) The total number of shares involved in the options outstanding at the end of the year represents 2.16 per cent. of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report.

(b) No options to subscribe for shares in the Company was granted to the directors of the Company in 2008.

(c) Particulars of share options:

Date of grant	Exercise period
3 July 2002	3 July 2004 to 2 July 2012 (in respect of 50% of the options granted) 3 July 2007 to 2 July 2012 (in respect of the remaining 50% of the options granted)
28 October 2004	28 October 2005 to 27 October 2014 (in respect of 40% of the options granted) 28 October 2006 to 27 October 2014 (in respect of 30% of the options granted) 28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)
21 December 2004	21 December 2005 to 20 December 2014 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2014 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)
8 November 2005	8 November 2006 to 7 November 2015 (in respect of 40% of the options granted) 8 November 2007 to 7 November 2015 (in respect of 30% of the options granted) 8 November 2008 to 7 November 2015 (in respect of the remaining 30% of the options granted)

Details of share options exercised during the year:

Period during which share options were exercised	Exercise price HK$	Weighted average closing price per share immediately before dates of exercise of options HK$	Proceeds received HK$	Number of shares involved in the options
2 January 2008 to 31 December 2008	22.85	107.52	423,715,547.50	18,543,350
2 January 2008 to 31 December 2008	22.75	105.71	72,698,102.75	3,195,521
2 January 2008 to 31 December 2008	34.87	107.61	25,621,429.90	734,770

Share Option Scheme of Aspire Holdings Limited ("Aspire")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "**Aspire Scheme**") was adopted. The Aspire Scheme shall be valid and effective for a period of 10 years commencing on its adoption date.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "**Aspire Participants**"), thereby incentivising the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "**Aspire Shares**").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10 per cent. of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10 per cent. limit. As at 31 December 2008, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Aspire Scheme was 93,964,582, representing 10 per cent. of the issued share capital of Aspire as at the date of this annual report. However, the total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the issued share capital of Aspire.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options shall be determined by the board of directors of Aspire at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20 per cent. to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10 per cent. of the options to be granted under the Aspire Scheme may have an exercise price less than (i) and (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the board of directors of Aspire at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

Under the vesting conditions on the options under the Aspire Scheme:

(a) 50 per cent. of any options granted shall be exercisable: (i) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (ii) after listing of Aspire, whichever is later; and

(b) the remaining 50 per cent. of such options shall be exercisable 3 years after the initial 50 per cent. of the options become exercisable.

As at 31 December 2008, directors and the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Exercise Price US$
Directors of Aspire*	2,800,000	–	18 February 2003	*(Note (2))*	2,800,000	0.182
Employees of Aspire*	6,095,000	5,645,000	18 February 2003	*(Note (3))*	450,000	0.298
	300,000	170,000	18 April 2003	*(Note (3))*	130,000	0.298
	1,740,000	1,740,000	16 September 2003	*(Note (3))*	–	0.298
	1,460,000	1,460,000	18 March 2004	*(Note (3))*	–	0.298
	285,000	285,000	28 May 2004	*(Note (3))*	–	0.298
		9,300,000	*(Note (1))*			

* *During the year ended 31 December 2008, no share options have been granted under the Aspire Scheme for the directors and chief executive of the Company.*

Notes:

(1) The total number of shares involved in the options outstanding at the end of the year represents 0.99 per cent. of the issued share capital of Aspire as at the date of this report.

(2) (a) 50 per cent. of the options are exercisable between the period:

— commencing on the later of:

(i) two years after the date of appointment as director or the date of grant of the option (as the case may be); or

(ii) the listing of the shares of Aspire;

— ending on the date falling 10 years from the option grant date; and

(b) the remaining 50 per cent. of such options shall be exercisable between the period commencing three years after the initial 50 per cent. of the options become exercisable and ending on the date falling 10 years from the option grant date.

(3) (a) 50 per cent. of the options granted to a particular employee are exercisable between the period:

— commencing on the later of:

(i) two years after the commencement of employment of that employee or the option offer date (as the case may be); or

(ii) the listing of the shares of Aspire;

— ending on the date falling 10 years from the option grant date; and

(b) the remaining 50 per cent. of such options shall be exercisable between the period commencing three years after the initial 50 per cent. of the options become exercisable and ending on the date falling 10 years from the option grant date.

No options were granted or exercised under the Aspire Scheme during the year ended 31 December 2008.

Share options involving 3,380,000 Aspire Shares have been cancelled during the year ended 31 December 2008.

The options granted are not recognised in the financial statements until they are exercised.

Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Hong Kong Listing Rules.

In any event, since (i) the shares in Aspire are not listed, (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Pre-IPO Share Option Scheme of China Mobile Hong Kong Company Limited

Pursuant to a resolution passed by the shareholders of China Mobile Hong Kong Company Limited (formerly known as "China Mobile Peoples Telephone Company Limited") ("**CMHK**") on 4 March 2004, the pre-IPO share option scheme (the "**CMHK Pre-IPO Scheme**") was adopted to incentivise the then employees of CMHK.

No share options were granted under the CMHK Pre-IPO Scheme after the listing of CMHK on 31 March 2004 and no further share options will be granted under the scheme. There were 70,000 shares involved in the share options granted under the CMHK Pre-IPO Scheme which were outstanding at the beginning and at the end of the financial year ended 31 December 2008. All the share options outstanding at the beginning of the year were granted to employees of CMHK on 11 March 2004, and the exercise price was HK$4.55 per share, being the offer price of the shares of CMHK at the time of its initial public offering. Grantees of the outstanding share options are entitled to exercise the share options from 11 March 2005 to 10 March 2014. No share options granted under the CMHK Pre-IPO Scheme have been exercised during the year. No share options were cancelled or lapsed during the year. The share options outstanding at the end of the year were held by 7 individuals, 6 of whom have left the employment of CMHK.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2008 amounting to 5 per cent. or more of the ordinary shares in issue:

		Ordinary shares held directly	Ordinary shares held indirectly	Percentage of total issued share capital
(i)	China Mobile Communications Corporation ("CMCC")	–	14,890,116,842	74.25%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	–	14,890,116,842	74.25%
(iii)	China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	–	74.25%

Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

Apart from the foregoing, as at 31 December 2008, no person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept under section 336 of the SFO as having an interest in 5 per cent. or more of or any short position in the issued share capital of the Company.

Connected Transactions

Continuing Connected Transactions

Details of the continuing connected transactions are set out in note 38 to the financial statements.

For the financial year ended 31 December 2008, the following continuing connected transactions (the "**Continuing Connected Transactions**") have not exceeded their respective upper limits:

(1) rental and property management service charges paid by the Group to CMCC have not exceeded RMB1,400 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable; and

(2) telecommunications service charges, prices of transmission towers and spare parts purchased and the charges for related installation and maintenance services paid by the Group to CMCC have not exceeded RMB4,350 million. The telecommunications service charges, prices of transmission towers and spare parts purchased and the charges for related installation and maintenance services are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates.

The transactions referred to in paragraph (1) and (2) above were entered into pursuant to the 2008–2010 property leasing and management services agreement dated 13 December 2007 between the Company and CMCC (the "**2008–2010 Property Leasing Agreement**") and the 2008–2010 telecommunications services agreement dated 13 December 2007 between the Company and CMCC (the "**2008–2010 Telecommunications Services Agreement**"), respectively. The entering into of the 2008–2010 Property Leasing Agreement and the 2008–2010 Telecommunications Services Agreement was announced by the Company on 13 December 2007. The upper limit in respect of the transactions under the 2008-2010 Telecommunications Services Agreement for the year 2008 was increased from RMB3,200 million to RMB4,200 million, and subsequently to RMB4,350 million. These increases were announced by the Company on 27 August 2008 and 13 November 2008.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms; and

(iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Board has received a letter from the auditors of the Company stating that the Continuing Connected Transactions:

(A) have received the approval of the Board;

(B) were in accordance with the pricing policy as stated on pages 62 to 63 of this annual report;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits set out above for the financial year ended 31 December 2008.

In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time.

On 13 November 2008, the Company, CMCC and China TieTong Telecommunications Corporation ("**TieTong**") entered into a tripartite agreement (the "**Tripartite Agreement**"), pursuant to which the rights and obligations of CMCC in respect of the interconnection and settlement arrangements under certain interconnection settlement agreements between CMCC and TieTong were transferred to the Company. Pursuant to the Tripartite Agreement, each of the Company and TieTong will make settlement payments to each other in respect of calls made or received by their respective subscribers. The amounts of settlement charges payable and receivable by the Company under the Tripartite Agreement for the year ended 31 December 2008 were below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

In preparation for the TD-SCDMA business, the Company and CMCC entered into a network capacity leasing agreement on 29 December 2008 (the "**Network Capacity Leasing Agreement**"), pursuant to which the Company and its operating subsidiaries will lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. The term of the Network Capacity Leasing Agreement is one year with effect from 1 January 2009 and the agreement can be renewed if the parties so wish. The leasing fees shall be determined on a basis that reflects the Group's actual usage of CMCC's TD-SCDMA network capacity and to compensate CMCC for the costs of such network capacity.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Bank and Other Loans

Particulars of bank and other loans of the Group as at 31 December 2008 are set out in note 32 to the financial statements.

Financial Summary

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 142 to 143 of this annual report.

Emolument Policy

The Group has always emphasised the importance of recruiting, incentivising, developing and retaining its employees, paid close attention to the external competitiveness and internal equity of its remuneration structure, as well as, the cost-effectiveness of remuneration and emphasised the importance of the correlation between remuneration management and performance management in order to continue to maintain the sustainable development of the enterprise's competitiveness. Employees' remuneration comprised a basic salary, a performance-based bonus and a long-term incentive scheme in the form of share option schemes for eligible employees, details of which are set out under the paragraph "Share option schemes" above.

Employee Retirement Benefits

Particulars of the employee retirement benefits of the Group are set out in note 35 to the financial statements.

Public Float

As at the date of this annual report and based on the information that is publicly available to the Company and within the knowledge of the directors of the Company, the Company has maintained the prescribed public float under the Hong Kong Listing Rules and as agreed with the Stock Exchange.

Auditors

A resolution for the reappointment of KPMG as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the Board

Wang Jianzhou
Chairman
Hong Kong, 19 March 2009

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile Limited will be held on Tuesday, 19 May 2009 at 10:00 a.m. in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2008.

2. To declare a final dividend for the year ended 31 December 2008.

3. To re-elect Directors.

4. To re-appoint Auditors and authorize the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

Ordinary Resolutions

5. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

      (1) the conclusion of the next annual general meeting of the Company; or

      (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

      (3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

   (a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

   (b) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

   Such mandate shall expire at the earlier of:

   (1) the conclusion of the next annual general meeting of the Company; or

   (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

   (3) the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

7. "**THAT** the Directors be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By order of the Board
Wong Wai Lan, Grace
Company Secretary

2 April 2009

Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the chairman of the above Meeting may appoint. On a poll, every member present at the meeting shall be entitled to one vote for every fully paid-up share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

4. The Board of Directors has recommended a final dividend of HK$1.404 per share for the year ended 31 December 2008 and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 3 June 2009 to those shareholders whose names appear on the Company's register of members on 19 May 2009.

5. The register of members of the Company will be closed from 15 May 2009 to 19 May 2009 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 14 May 2009.

6. Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2008 Annual Report.

Independent Auditor's Report

KPMG

Independent auditor's report
to the shareholders of China Mobile Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Mobile Limited (the "Company") set out on pages 69 to 141, which comprise the consolidated and company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of the affairs of the Company and of the group as at 31 December 2008 and of the group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

19 March 2009

Consolidated Income Statement

for the year ended 31 December 2008
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million
Operating revenue (Turnover)	3		
Usage fees		**260,889**	226,488
Monthly fees		**18,096**	20,856
Value-added services fees		**113,444**	91,609
Other operating revenue		**19,914**	18,006
		412,343	356,959
Operating expenses			
Leased lines		**2,641**	2,330
Interconnection		**22,264**	21,500
Depreciation	15(a)	**71,509**	67,354
Personnel	4	**19,960**	18,277
Other operating expenses	5	**153,354**	123,430
		269,728	232,891
Profit from operations		**142,615**	124,068
Other net income	6	**2,159**	2,323
Non-operating net income	7	**517**	657
Interest income		**6,002**	4,015
Finance costs	8	**(1,550)**	(1,825)
Profit before taxation		**149,743**	129,238
Taxation	11(a)	**(36,789)**	(42,059)
Profit for the year		**112,954**	87,179
Attributable to:			
Equity shareholders of the Company		**112,793**	87,062
Minority interests		**161**	117
Profit for the year		**112,954**	87,179
Dividends paid/payable to equity shareholders of the Company attributable to the year:			
Ordinary interim dividend declared and paid during the year	13(a)	**23,532**	16,178
Special interim dividend declared and paid during the year	13(a)	**–**	1,643
Ordinary final dividend proposed after the balance sheet date	13(a)	**24,832**	21,762
Special final dividend proposed after the balance sheet date	13(a)	**–**	300
		48,364	39,883
Earnings per share			
Basic	14(a)	**RMB5.63**	RMB4.35
Diluted	14(b)	**RMB5.54**	RMB4.28

The notes on pages 76 to 141 form part of these financial statements.

Consolidated Balance Sheet

as at 31 December 2008
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million
Non-current assets			
Property, plant and equipment, net	15(a)	**327,783**	257,170
Construction in progress	16	**35,482**	47,420
Land lease prepayments		**10,102**	8,383
Goodwill	17	**36,894**	36,894
Other intangible assets	18	**298**	469
Interest in associates	20	**–**	–
Interest in jointly controled entity	21	**7**	–
Deferred tax assets	22	**6,884**	5,445
Other financial assets	23	**77**	77
		417,527	355,858
Current assets			
Inventories	24	**3,494**	3,295
Accounts receivable, net	25	**6,913**	6,985
Other receivables	26	**3,715**	2,929
Prepayments and other current assets	26	**7,641**	5,680
Amount due from ultimate holding company	27	**109**	78
Tax recoverable	11(c)	**39**	124
Deposits with banks	28	**130,833**	109,685
Cash and cash equivalents	29	**87,426**	78,859
		240,170	207,635
Current liabilities			
Accounts payable	30	**79,606**	63,927
Bills payable		**2,111**	1,853
Deferred revenue	31	**26,089**	23,762
Accrued expenses and other payables	33	**61,292**	50,860
Amount due to ultimate holding company	27	**6**	26
Amount due to immediate holding company	27	**118**	196
Obligations under finance leases	34	**68**	68
Current taxation	11(c)	**11,283**	14,261
		180,573	154,953
Net current assets		**59,597**	52,682
Total assets less current liabilities		**477,124**	408,540
Non-current liabilities			
Interest-bearing borrowings	32(a)	**(33,553)**	(33,582)
Deferred revenue, excluding current portion	31	**(584)**	(597)
Deferred tax liabilities	22	**(80)**	(122)
		(34,217)	(34,301)
NET ASSETS		**442,907**	374,239

Consolidated Balance Sheet (Continued)

as at 31 December 2008
(Expressed in Renminbi)

	Note	**2008 RMB million**	2007 RMB million
CAPITAL AND RESERVES	37(a)		
Share capital		**2,138**	2,136
Reserves		**440,140**	371,615
Total equity attributable to equity shareholders of the Company		**442,278**	373,751
Minority interests		**629**	488
TOTAL EQUITY		**442,907**	374,239

Approved and authorized for issue by the Board of Directors on 19 March 2009.

Wang Jianzhou
Director

Xue Taohai
Director

The notes on pages 76 to 141 form part of these financial statements.

Balance Sheet

as at 31 December 2008
(Expressed in Renminbi)

	Note	**2008 RMB million**	2007 RMB million
Non-current assets			
Property, plant and equipment, net	15(b)	**6**	4
Investments in subsidiaries	19	**476,782**	476,568
Interest in jointly controled entity	21	**7**	–
		476,795	476,572
Current assets			
Amounts due from subsidiaries	19	**34,293**	23,215
Other receivables		**8**	69
Cash and cash equivalents	29	**489**	6,893
		34,790	30,177
Current liabilities			
Accrued expenses and other payables		**28**	17
Amount due to immediate holding company	27	**118**	196
		146	213
Net current assets		**34,644**	29,964
Total assets less current liabilities		**511,439**	506,536
Non-current liabilities			
Amount due to a subsidiary	19	**(9,920)**	(9,949)
Interest-bearing borrowings	32(b)	**(23,633)**	(23,633)
		(33,553)	(33,582)
NET ASSETS		**477,886**	472,954
CAPITAL AND RESERVES	37(b)		
Share capital		**2,138**	2,136
Reserves		**475,748**	470,818
TOTAL EQUITY		**477,886**	472,954

Approved and authorized for issue by the Board of Directors on 19 March 2009.

Wang Jianzhou
Director

Xue Taohai
Director

The notes on pages 76 to 141 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2008
(Expressed in Renminbi)

	Note	2008 RMB million	2008 RMB million	2007 RMB million	2007 RMB million
Total equity as at 1 January			**374,239**		319,373
Net expenses recognized directly in equity					
Exchange difference on translation of financial statements of overseas entities	37(a)		**(393)**		(645)
Net profit for the year	37(a)		**112,954**		87,179
Total recognized income and expenses for the year			**112,561**		86,534
Attributable to:					
Equity shareholders of the Company		**112,400**		86,417	
Minority interests		**161**		117	
		112,561		86,534	
Dividends declared or approved during the year	37(a)		**(44,580)**		(34,088)
Movements in equity arising from capital transactions:					
Shares issued under share option scheme	37(a)	**2**		6	
Share premium arising on issuance of shares	37(a)	**463**		1,608	
Equity settled share-based transactions	37(a)	**222**		806	
			687		2,420
Total equity as at 31 December			**442,907**		374,239

The notes on pages 76 to 141 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2008
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million
Operating activities			
Profit before taxation		**149,743**	129,238
Adjustments for:			
— Depreciation of property, plant and equipment	15(a)	**71,509**	67,354
— Amortization of other intangible assets	5	**204**	258
— Amortization of land lease prepayments		**279**	322
— Gain on disposal of property, plant and equipment	5	**(8)**	(11)
— Write-off of property, plant and equipment	5	**3,250**	2,788
— Impairment loss for doubtful accounts	5	**4,385**	3,872
— Interest income		**(6,002)**	(4,015)
— Finance costs	8	**1,550**	1,825
— Dividend income from unlisted securities	7	**(15)**	(31)
— Equity-settled share-based payment expenses	4	**222**	806
— Unrealized exchange loss, net	7	**32**	22
Operating profit before changes in working capital		**225,149**	202,428
Increase in inventories		**(199)**	(288)
Increase in accounts receivable		**(4,309)**	(3,679)
Decrease/(increase) in other receivables		**270**	(320)
Increase in prepayments and other current assets		**(1,961)**	(1,067)
(Increase)/decrease in amount due from ultimate holding company		**(31)**	227
Increase in accounts payable		**3,245**	796
Increase/(decrease) in bills payable		**4**	(46)
Increase in deferred revenue		**2,314**	1,606
Increase in accrued expenses and other payables		**10,344**	4,730
Decrease in amount due to ultimate holding company		**(20)**	(103)
Cash generated from operations		**234,806**	204,284
Tax paid			
— Hong Kong profits tax paid		**(96)**	(12)
— PRC enterprise income tax paid		**(41,063)**	(35,660)
Net cash generated from operating activities carried forward		**193,647**	168,612

Consolidated Cash Flow Statement (Continued)

for the year ended 31 December 2008
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million
Net cash generated from operating activities brought forward		**193,647**	168,612
Investing activities			
Capital expenditure		**(120,816)**	(98,523)
Land lease prepayments		**(1,998)**	(1,028)
Payment for purchase of other intangible assets		**(37)**	(28)
Proceeds from disposal of property, plant and equipment		**22**	20
Increase in deposits with banks		**(21,148)**	(27,391)
Interest received		**4,943**	3,880
Payment for investment in jointly controled entity		**(7)**	–
Dividends received from unlisted securities	7	**15**	31
Net cash used in investing activities		**(139,026)**	(123,039)
Financing activities			
Proceeds from issuance of shares under share option scheme	37(c)(ii)	**465**	1,614
Redemption of bonds		**–**	(3,000)
Interest paid		**(1,569)**	(1,802)
Dividends paid to the Company's equity shareholders	13	**(44,560)**	(34,088)
Dividends paid to minority interest	37(a)	**(20)**	–
Net cash used in financing activities		**(45,684)**	(37,276)
Net increase in cash and cash equivalents		**8,937**	8,297
Cash and cash equivalents at beginning of year		**78,859**	71,167
Effect of changes in foreign exchange rate		**(370)**	(605)
Cash and cash equivalents at end of year	29	**87,426**	78,859

Notes to the consolidated cash flow statement

Significant non-cash transactions

The Group incurred payables of RMB42,933,000,000 (2007: RMB39,006,000,000) and RMB2,084,000,000 (2007: RMB1,830,000,000) to equipment suppliers and banks respectively for additions of construction in progress during the year ended 31 December 2008.

The notes on pages 76 to 141 form part of these financial statements.

1 Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, these financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing rules"). A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the "Group") is set out below.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2008 comprise the Group, the Group's interest in associates and a jointly controled entity.

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements and estimates made by management in the application of IFRSs and HKFRSs that have a significant effect on the financial statements are discussed in note 44.

(c) Subsidiaries and minority interests

Subsidiaries are entities controled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

1 Significant accounting policies (Continued)

(c) Subsidiaries and minority interests (Continued)

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)).

(d) Associates and jointly controled entities

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controled entity's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates and a jointly controled entity for the year.

When the Group's share of losses exceeds its interest in the associate or the jointly controled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controled entity. For this purpose, the Group's interest in the associate or the jointly controled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and a jointly controled entity are eliminated to the extent of the Group's interest in the associate or jointly controled entity, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. In the Company's balance sheet, its investments in associates and a jointly controled entity are stated at cost less impairment losses (see note 1(j)).

1 Significant accounting policies (Continued)

(e) Goodwill

Goodwill represents the excess of the cost of a business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(j)).

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in profit or loss.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f) Other intangible assets

The useful lives of other intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date. The amortization of the intangible assets with finite lives is recorded in other operating expenses.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(i) Brand names

Brand names are stated at cost less any impairment losses (see note 1(j)) on an individual basis.

(ii) Customer base, licenses and others

Customer base, licenses and others are stated at cost less accumulated amortization and impairment losses (see note 1(j)) and are amortized using a straight-line basis over the estimated useful lives from 2 to 15 years.

(g) Other investments in equity securities

The Group's policies for investments in equity securities, other than investments in subsidiaries, associates and a jointly controled entity, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or they expire.

1 Significant accounting policies (Continued)

(h) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 – 35 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5 – 10 years
Office equipment, furniture and fixtures and others	4 – 18 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

1 Significant accounting policies (Continued)

(i) Leased assets (Continued)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(j) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries, associates and a jointly controled entity) and other current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

— significant financial difficulty of the debtor;

— a breach of contract, such as a default or delinquency in interest or principal payments;

— it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

— significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

— a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

1 Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and other receivables (Continued)

If any such evidence exists, impairment loss is determined and recognized as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

— property, plant and equipment;

— construction in progress;

— pre-paid interests in leasehold land classified as being held under an operating lease;

— investments in subsidiaries, associates and a jointly controled entity;

— goodwill; and

— other intangible assets.

1 Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

If any such indication exists, the asset's recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

(iii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(iii) Interim financial reporting and impairment

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with IAS/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

Impairment losses recognized in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses were recognized in respect of goodwill and unquoted equity securities carried at cost during the interim period.

1 Significant accounting policies (Continued)

(k) Construction in progress

Construction in progress is stated at cost less impairment losses (see note 1(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. No exchange difference is capitalized to construction in progress during the years presented.

(l) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other net income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(m) Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for doubtful accounts (see note 1(j)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less impairment losses for doubtful accounts (see note 1(j)).

(n) Deferred revenue

Deferred revenue consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment.

Revenue from prepaid service fees is recognized when the mobile telecommunications services are rendered.

Deferred tax credit of purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment and the amortization is included in income tax expense.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

1 Significant accounting policies (Continued)

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(r) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i) usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii) monthly fees are recognized as revenue in the month during which the service is rendered;

(iii) deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers;

(iv) interest income is recognized as it accrues using the effective interest method; and

(v) sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net off cost of goods sold, is included in other net income due to its insignificance.

(s) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

1 Significant accounting policies (Continued)

(s) Income tax (Continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1 Significant accounting policies (Continued)

(u) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company and a subsidiary in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to profit or loss when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(ii) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest. Otherwise, the fair value of options is recognized in the period in which the options are granted.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustments to the cumulative fair value recognized in prior years are charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits). Share-based payment transactions in which the Company grants share options to subsidiaries' employees are accounted for as an increase in value of investments in subsidiaries in the Company's balance sheet which is eliminated on consolidation.

(iii) Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

1 Significant accounting policies (Continued)

(v) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

(w) Translation of foreign currencies

The functional currency of the Company and its subsidiary incorporated outside the PRC is Hong Kong dollar ("HK$"). The Group adopted Renminbi ("RMB") as its presentation currency in the preparation of these annual financial statements which is the currency of the primary economic environment in which most of the Group's entities operated.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalized as construction in progress, are recognized in profit or loss. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency and used for financing the construction of property, plant and equipment, are included in the cost of the related construction in progress.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are included in a separate component of equity. On disposal of an overseas entity, the cumulative amount of the exchange differences recognized under equity relating to that particular foreign operation is included in the calculation of the profit or loss on disposal.

For the purpose of the consolidated cash flow statement, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling the dates of cash flows.

(x) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

1 Significant accounting policies (Continued)

(x) Related parties (Continued)

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group's operating activities are carried out in Mainland China and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside Mainland China or outside the Group's mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.

2 Changes in accounting policies

The IASB has issued a number of new Interpretations and an amendment to IFRSs that are first effective for the current accounting period commencing 1 January 2008 or available for early adoption. The equivalent new and revised HKFRSs and Interpretations consequently issued by HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

These developments have had no material impact on the Group's financial statements as either they were consistent with accounting policies already adopted by the Group or they were not relevant to the Group's and the Company's operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 45).

3 Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong Special Administrative Region ("Hong Kong"). The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group's mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue generated from the service rendered in the Mainland China. No business tax is charged on the revenue generated from the Group's mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services ("SMS") and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

4 Personnel

	2008 **RMB million**	2007 RMB million
Salaries, wages and other benefits	**17,829**	15,963
Retirement costs: contributions to defined contribution retirement plans	**1,909**	1,508
Equity-settled share-based payment expenses	**222**	806
	19,960	18,277

5 Other operating expenses

	2008 **RMB million**	2007 RMB million
Selling and promotion	**66,886**	55,995
Maintenance	**25,761**	18,106
Impairment loss for doubtful accounts	**4,385**	3,872
Impairment loss of inventories	**6**	4
Amortization of other intangible assets	**204**	258
Operating lease charges		
— land and buildings	**5,723**	4,283
— others (Note 1)	**2,591**	2,537
Gain on disposal of property, plant and equipment	**(8)**	(11)
Write-off of property, plant and equipment	**3,250**	2,788
Auditors' remuneration		
— audit services (Note 2)	**76**	78
— tax services (Note 3)	**–**	–
— other services (Note 4)	**3**	5
Others (Note 5)	**44,477**	35,515
	153,354	123,430

Note 1: Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.

Note 2: Audit services in 2008 include reporting on the Group's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America ("SOX 404") of RMB17,800,000 (2007: RMB18,500,000).

Note 3: Tax services in 2008 include tax compliance services for the Group of RMB55,000 (2007: RMB53,000).

Note 4: Other services in 2007 and 2008 include SOX 404 advisory services and other advisory services.

Note 5: Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies, labor services expenses and other miscellaneous expenses.

6 Other net income

Other net income represents the gross margin from sales of SIM cards and handsets.

	2008 RMB million	2007 RMB million
Sales of SIM cards and handsets	**10,090**	9,351
Cost of SIM cards and handsets	**(7,931)**	(7,028)
	2,159	2,323

7 Non-operating net income

	2008 RMB million	2007 RMB million
Exchange loss	**(32)**	(22)
Penalty income	**222**	235
Dividend income from unlisted securities	**15**	31
Others	**312**	413
	517	657

8 Finance costs

	2008 RMB million	2007 RMB million
Interest on bank loans and other borrowings repayable after five years	**1,026**	1,279
Interest on bonds	**524**	546
	1,550	1,825

9 Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

(Expressed in Hong Kong dollar)

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Retirement scheme contributions HK$'000	Subtotal HK$'000	Fair value of share options HK$'000 (Note)	2008 Total HK$'000
Executive directors							
WANG Jianzhou	180	1,172	660	285	2,297	849	3,146
ZHANG Chunjiang (appointed on 5 June 2008)	103	612	344	147	1,206	–	1,206
LI Yue	180	960	540	234	1,914	683	2,597
LU Xiangdong	180	960	540	234	1,914	683	2,597
XUE Taohai	180	960	540	234	1,914	683	2,597
HUANG Wenlin	180	960	540	234	1,914	–	1,914
SHA Yuejia	180	960	540	233	1,913	683	2,596
LIU Aili	180	960	540	233	1,913	132	2,045
XIN Fanfei	180	960	540	225	1,905	–	1,905
XU Long	180	950	540	231	1,901	236	2,137
Independent non-executive directors							
LO Ka Shui	505	–	–	–	505	350	855
WONG Kwong Shing, Frank	440	–	–	–	440	350	790
CHENG Mo Chi, Moses	440	–	–	–	440	350	790
Non-executive director							
Paul Michael DONOVAN (resigned on 19 December 2008)	174	–	–	–	174	–	174
	3,282	9,454	5,324	2,290	20,350	4,999	25,349

9 Directors' remuneration (Continued)

(Expressed in Hong Kong dollar)

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Retirement scheme contributions HK$'000	Subtotal HK$'000	Fair value of share options HK$'000 (Note)	2007 Total HK$'000
Executive directors							
WANG Jianzhou	180	1,172	660	270	2,282	2,773	5,055
LI Yue	180	960	540	230	1,910	2,013	3,923
LU Xiangdong	180	960	540	230	1,910	2,013	3,923
XUE Taohai	180	960	540	232	1,912	2,013	3,925
HUANG Wenlin (appointed on 24 September 2007)	48	260	147	63	518	–	518
SHA Yuejia	180	960	540	222	1,902	1,933	3,835
LIU Aili	180	960	540	222	1,902	459	2,361
XIN Fanfei	180	960	540	217	1,897	–	1,897
XU Long	180	928	540	221	1,869	783	2,652
ZHANG Chenshuang (resigned on 9 July 2007)	94	497	280	246	1,117	1,154	2,271
Independent non-executive directors							
LO Ka Shui	505	–	–	–	505	936	1,441
WONG Kwong Shing, Frank	440	–	–	–	440	936	1,376
CHENG Mo Chi, Moses	440	–	–	–	440	936	1,376
Non-executive director							
Paul Michael DONOVAN	180	–	–	–	180	–	180
	3,147	8,617	4,867	2,153	18,784	15,949	34,733

Note: This item represents the fair value of share options granted to certain directors under the Company's share option scheme as estimated at the grant date for financial reporting purpose, determined under IFRS/HKFRS 2, rather than an amount paid to or realized by the named director, which is consistent with the approach of determining share-based compensation expense in the consolidated financial statements as set out in note 1(u)(ii). The details of the share option scheme are disclosed under the paragraph "Share Option Schemes" in the report of directors and note 36.

10 Individuals with highest emoluments

For the years ended 31 December 2007 and 2008, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11 Taxation

(a) Taxation in the consolidated income statement represents:

	2008 RMB million	2007 RMB million
Current tax		
Provision for Hong Kong profits tax on the estimated assessable profits for the year	**74**	72
Provision for PRC enterprise income tax on the estimated taxable profits for the year	**38,216**	40,473
Over-provision in respect of PRC enterprise income tax for prior years	**(24)**	(91)
	38,266	40,454
Deferred tax		
Origination and reversal of temporary differences (note 22)	**(1,477)**	1,605
	36,789	42,059

(i) In February 2008, the Hong Kong Government announced a decrease in the profits tax rate from 17.5 per cent. to 16.5 per cent. applicable to the Group's operations in Hong Kong as from the year ended 31 December 2008. Accordingly, the provision for Hong Kong profits tax for 2008 is calculated at 16.5 per cent. (2007: 17.5 per cent.) of the estimated assessable profits for the year.

(ii) The provision for the PRC enterprise income tax is based on a statutory rate of 25 per cent. (2007: 33 per cent.) of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2008, except for certain subsidiaries of the Company or certain operations of the subsidiaries located within special economic zones in the PRC, which were previously taxed at preferential rate of 15 per cent. in 2007, for which the applicable preferential tax rate is 18 per cent. for 2008 and will be increased to 20 per cent., 22 per cent., 24 per cent. and 25 per cent. for the years ending 31 December 2009, 2010, 2011 and 2012, respectively. Accordingly, the deferred tax of the Group is recognized based on the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

11 Taxation (Continued)

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2008 RMB million	2007 RMB million
Profit before taxation	**149,743**	129,238
Notional tax on profit before tax, calculated at statutory tax rates	**37,436**	42,649
Tax effect of non-taxable item		
— Interest income	**(16)**	(64)
Tax effect of non-deductible expenses on PRC operations	**653**	816
Tax effect of non-deductible expenses on Hong Kong operations	**261**	254
Rate differential on PRC operations	**(874)**	(2,315)
Rate differential on Hong Kong operations	**96**	157
Effect of change in PRC enterprise income tax rate	**–**	1,513
Effect of change in Hong Kong profits tax rate	**(6)**	–
Over-provision for PRC operations in prior years	**(24)**	(91)
Amortization of tax credit on purchase of domestic telecommunications equipment	**(644)**	(788)
Others	**(93)**	(72)
Taxation	**36,789**	42,059

(c) Current taxation in the consolidated balance sheet represents:

	2008 RMB million	2007 RMB million
Provision for PRC enterprise income tax for the year	**38,192**	40,382
Provision for Hong Kong profits tax for the year	**74**	72
Balance of PRC enterprise income tax recoverable relating to prior year	**(124)**	(459)
Balance of Hong Kong profits tax recoverable relating to prior year	**–**	(9)
PRC enterprise income tax paid	**(26,853)**	(25,837)
Hong Kong profits tax paid	**(45)**	(12)
Balance as at 31 December	**11,244**	14,137
Add: Tax recoverable	**39**	124
Tax payable	**11,283**	14,261

12 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a loss of RMB1,086,000,000 (2007: loss of RMB1,070,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2008 RMB million	2007 RMB million
Amount of consolidated profit attributable to equity shareholders dealt with in the Company's financial statements	**(1,086)**	(1,070)
Final dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	**50,201**	51,467
Company's profit for the year (note 37(b))	**49,115**	50,397

13 Dividends

(a) Dividends attributable to the year:

	2008 RMB million	2007 RMB million
Ordinary interim dividend declared and paid of HK$1.339 (equivalent to approximately RMB1.177) (2007: HK$0.837 (equivalent to approximately RMB0.816)) per share	**23,532**	16,178
No special interim dividend declared (2007: HK$0.085 (equivalent to approximately RMB0.083) per share)	**–**	1,643
Ordinary final dividend proposed after the balance sheet date of HK$1.404 (equivalent to approximately RMB1.238) (2007: HK$1.160 (equivalent to approximately RMB1.086)) per share	**24,832**	21,762
No special final dividend proposed after the balance sheet date (2007: HK$0.016 (equivalent to approximately RMB0.015) per share)	**–**	300
	48,364	39,883

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.88189, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2008. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2008.

13 Dividends (Continued)

(b) Dividends attributable to the previous financial year, approved and paid during the year:

	2008 RMB million	2007 RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.160 (equivalent to approximately RMB1.086) (2007: HK$0.763 (equivalent to approximately RMB0.767)) per share	**20,742**	14,918
Special final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.016 (equivalent to approximately RMB0.015) (2007: HK$0.069 (equivalent to approximately RMB0.069)) per share	**286**	1,349
	21,028	16,267

14 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB112,793,000,000 (2007: RMB87,062,000,000) and the weighted average number of 20,043,933,958 shares (2007: 20,005,123,269 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2008 Number of shares	2007 Number of shares
Issued shares as at 1 January	**20,031,905,590**	19,967,815,140
Effect of share options exercised	**12,028,368**	37,308,129
Weighted average number of shares as at 31 December	**20,043,933,958**	20,005,123,269

(Expressed in Renminbi unless otherwise indicated)

14 Earnings per share (Continued)

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB112,793,000,000 (2007: RMB87,062,000,000) and the weighted average number of shares 20,356,125,657 (2007: 20,339,428,112 shares), calculated as follows:

Weighted average number of shares (diluted)

	2008 Number of shares	2007 Number of shares
Weighted average number of shares as at 31 December	**20,043,933,958**	20,005,123,269
Effect of deemed issue of shares under the Company's share option scheme for nil consideration	**312,191,699**	334,304,843
Weighted average number of shares (diluted) as at 31 December	**20,356,125,657**	20,339,428,112

15 Property, plant and equipment, net

(a) The Group

	Buildings RMB million	Telecommunications transceivers, switching centers, transmission and other network equipment RMB million	Office equipment, furniture and fixtures and others RMB million	Total RMB million
Cost:				
As at 1 January 2007	43,496	352,523	15,175	411,194
Additions	480	2,077	1,234	3,791
Transferred from construction in progress	7,134	95,458	2,731	105,323
Disposals	(6)	(14)	(21)	(41)
Assets written-off	(61)	(17,386)	(995)	(18,442)
Exchange differences	(2)	(161)	(5)	(168)
As at 31 December 2007	51,041	432,497	18,119	501,657
As at 1 January 2008	**51,041**	**432,497**	**18,119**	**501,657**
Additions	**612**	**794**	**1,249**	**2,655**
Transferred from construction in progress	**12,179**	**126,708**	**3,899**	**142,786**
Disposals	**(1)**	**(1)**	**(95)**	**(97)**
Assets written-off	**(156)**	**(15,026)**	**(1,103)**	**(16,285)**
Exchange differences	**(1)**	**(135)**	**(4)**	**(140)**
As at 31 December 2008	**63,674**	**544,837**	**22,065**	**630,576**

15 Property, plant and equipment, net (Continued)

(a) The Group (Continued)

	Buildings RMB million	Telecommunications transceivers, switching centers, transmission and other network equipment RMB million	Office equipment, furniture and fixtures and others RMB million	Total RMB million
Accumulated depreciation:				
As at 1 January 2007	7,297	178,066	7,557	192,920
Charge for the year	2,232	62,645	2,477	67,354
Written back on disposals	(1)	(12)	(19)	(32)
Assets written-off	(40)	(14,851)	(763)	(15,654)
Exchange differences	(1)	(96)	(4)	(101)
As at 31 December 2007	9,487	225,752	9,248	244,487
As at 1 January 2008	**9,487**	**225,752**	**9,248**	**244,487**
Charge for the year	**2,652**	**65,839**	**3,018**	**71,509**
Written back on disposals	**–**	**(1)**	**(82)**	**(83)**
Assets written-off	**(109)**	**(11,928)**	**(998)**	**(13,035)**
Exchange differences	**–**	**(83)**	**(2)**	**(85)**
As at 31 December 2008	**12,030**	**279,579**	**11,184**	**302,793**
Net book value:				
As at 31 December 2008	**51,644**	**265,258**	**10,881**	**327,783**
As at 31 December 2007	41,554	206,745	8,871	257,170

15 Property, plant and equipment, net (Continued)

(b) The Company

	Office equipment, furniture and fixtures and others RMB million
Cost:	
As at 1 January 2007	13
Additions	–
As at 31 December 2007	13
As at 1 January 2008	**13**
Additions	**4**
As at 31 December 2008	**17**
Accumulated depreciation:	
As at 1 January 2007	8
Charge for the year	1
As at 31 December 2007	9
As at 1 January 2008	**9**
Charge for the year	**2**
As at 31 December 2008	**11**
Net book value:	
As at 31 December 2008	**6**
As at 31 December 2007	4

15 Property, plant and equipment, net (Continued)

(c) The analysis of net book value of buildings is as follows:

	The Group	
	2008	2007
	RMB million	RMB million
Hong Kong		
Long-term leases	**3**	3
Medium-term leases	**14**	16
	17	19
Mainland China		
Long-term leases	**3,272**	3,002
Medium-term leases	**46,706**	37,302
Short-term leases	**1,649**	1,231
	51,627	41,535
	51,644	41,554

16 Construction in progress

	The Group	
	2008	2007
	RMB million	RMB million
Balance as at 1 January	**47,420**	52,436
Additions	**130,849**	100,311
Transferred to property, plant and equipment	**(142,786)**	(105,323)
Exchange differences	**(1)**	(4)
Balance as at 31 December	**35,482**	47,420

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at 31 December 2008.

17 Goodwill

	The Group	
	2008	2007
	RMB million	RMB million
Cost and carrying amount:		
As at 1 January and 31 December	**36,894**	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 Impairment of assets, cash-generating units are the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and also is within the segment determined in accordance with IAS/HKAS 14 Segment Reporting.

The recoverable amount of the cash-generating units equals the value-in-use which is determined by the discounted cash flow method. The data from the Group's detailed planning is used to project cash flows for the subsidiaries (cash-generating units) to which the goodwill relates for the five years ending 31 December 2013 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5 per cent. for the operation in Hong Kong and 1 per cent. for operations in the Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting with pre-tax interest rates of approximately 10 per cent..

18 Other intangible assets

	The Group			
	Brand name RMB million	Customer base RMB million	License and others RMB million	Total RMB million
Cost:				
As at 1 January 2007	184	516	378	1,078
Additions	–	–	31	31
Exchange differences	–	–	(17)	(17)
As at 31 December 2007	184	516	392	1,092
As at 1 January 2008	**184**	**516**	**392**	**1,092**
Additions	**–**	**–**	**37**	**37**
Exchange differences	**–**	**–**	**(13)**	**(13)**
As at 31 December 2008	**184**	**516**	**416**	**1,116**
Accumulated amortization:				
As at 1 January 2007	–	170	208	378
Amortization for the year	–	173	85	258
Exchange differences	–	–	(13)	(13)
As at 31 December 2007	–	343	280	623
As at 1 January 2008	**–**	**343**	**280**	**623**
Amortization for the year	**–**	**173**	**31**	**204**
Exchange differences	**–**	**–**	**(9)**	**(9)**
As at 31 December 2008	**–**	**516**	**302**	**818**
Net book value:				
As at 31 December 2008	**184**	**–**	**114**	**298**
As at 31 December 2007	184	173	112	469

18 Other intangible assets (Continued)

Impairment test for other intangible asset with indefinite useful life

The useful life of the brand name is assessed to be indefinite. The factors considered in the assessment of the useful life of the brand name include analysis of the market and competitive trends, product life cycles, brand extension opportunities and management's long-term strategic development. Overall, these factors provided evidence that the brand name is expected to generate long-term net cash inflows to the Group indefinitely.

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounting future cash flows annually. The data from the Group's detailed planning is used to project cash flows for the subsidiary (cash-generating unit) to which the intangible asset relates for the five years ending 31 December 2013 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5 per cent. to perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting with a pre-tax interest rate of approximately 10 per cent..

19 Investments in subsidiaries

	The Company	
	2008	2007
	RMB million	RMB million
Unlisted equity, at cost	**471,810**	471,810
Equity share-based payment in subsidiaries	**4,972**	4,758
	476,782	476,568

In accordance with IFRS/HKFRS 2 Share-based payment, share-based payment transactions in which an entity receives services from its employees as consideration for equity instruments of the entity are accounted for as equity-settled transactions (see note 1(u)(ii)). The Company has recognized the grant of equity instruments to its subsidiaries' employees amounting to RMB4,972,000,000 (2007: RMB4,758,000,000) as capital contributions to its subsidiaries.

Amounts due from subsidiaries under current assets are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business. Amount due to a subsidiary under non-current liabilities represents amount due to China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile") in relation to the guaranteed bonds, which are unsecured, interest bearing and repayable after more than one year (see note 32(c)).

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Guangdong Mobile*	PRC	RMB5,594,840,700	100%	–	Mobile telecommunications operator
China Mobile Group Zhejiang Co., Ltd.*	PRC	RMB2,117,790,000	100%	–	Mobile telecommunications operator
Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB2,800,000,000	–	100%	Mobile telecommunications operator
Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Fujian Co., Ltd.*	PRC	RMB5,247,480,000	–	100%	Mobile telecommunications operator
Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Henan Co., Ltd.*	PRC	RMB4,367,733,641	–	100%	Mobile telecommunications operator
Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hainan Co., Ltd.*	PRC	RMB643,000,000	–	100%	Mobile telecommunications operator
Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Beijing Co., Ltd.*	PRC	RMB6,124,696,053	–	100%	Mobile telecommunications operator
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Shanghai Co., Ltd.*	PRC	RMB6,038,667,706	–	100%	Mobile telecommunications operator
Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Tianjin Co., Ltd.*	PRC	RMB2,151,035,483	–	100%	Mobile telecommunications operator
Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hebei Co., Ltd.*	PRC	RMB4,314,668,600	–	100%	Mobile telecommunications operator
Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Liaoning Co., Ltd.*	PRC	RMB5,140,126,680	–	100%	Mobile telecommunications operator
Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shandong Co., Ltd.*	PRC	RMB6,341,851,146	–	100%	Mobile telecommunications operator
Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Guangxi Co., Ltd.*	PRC	RMB2,340,750,100	–	100%	Mobile telecommunications operator
Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Anhui Co., Ltd.*	PRC	RMB4,099,495,494	–	100%	Mobile telecommunications operator
Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jiangxi Co., Ltd.*	PRC	RMB2,932,824,234	–	100%	Mobile telecommunications operator

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Chongqing Co., Ltd.*	PRC	RMB3,029,645,401	–	100%	Mobile telecommunications operator
Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Sichuan Co., Ltd.*	PRC	RMB7,483,625,572	–	100%	Mobile telecommunications operator
Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hubei Co., Ltd.*	PRC	RMB3,961,279,556	–	100%	Mobile telecommunications operator
Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hunan Co., Ltd.*	PRC	RMB4,015,668,593	–	100%	Mobile telecommunications operator
Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB3,171,267,431	–	100%	Mobile telecommunications operator
Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shanxi Co., Ltd.*	PRC	RMB2,773,448,313	–	100%	Mobile telecommunications operator
Neimenggu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB2,862,621,870	–	100%	Mobile telecommunications operator

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Jilin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jilin Co., Ltd.*	PRC	RMB3,277,579,314	–	100%	Mobile telecommunications operator
Heilongjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB4,500,508,035	–	100%	Mobile telecommunications operator
Guizhou Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Guizhou Co., Ltd.*	PRC	RMB2,541,981,749	–	100%	Mobile telecommunications operator
Yunnan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Yunnan Co., Ltd.*	PRC	RMB4,137,130,733	–	100%	Mobile telecommunications operator
Xizang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Xizang Co., Ltd.*	PRC	RMB848,643,686	–	100%	Mobile telecommunications operator
Gansu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Gansu Co., Ltd.*	PRC	RMB1,702,599,589	–	100%	Mobile telecommunications operator
Qinghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Qinghai Co., Ltd.*	PRC	RMB902,564,911	–	100%	Mobile telecommunications operator

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Ningxia Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Ningxia Co., Ltd.*	PRC	RMB740,447,232	–	100%	Mobile telecommunications operator
Xinjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB2,581,599,600	–	100%	Mobile telecommunications operator
Beijing P&T Consulting & Design Institute (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Design Institute Co., Ltd.*	PRC	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services
China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Communication Co., Ltd.*	PRC	RMB1,641,848,326	–	100%	Network and business coordination center
China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	–	Investment holding company
China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	–	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Aspire (BVI) Limited#	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	–	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	–	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	–	51%	Network planning and optimizing construction-testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Hong Kong Company Limited ("Hong Kong Mobile") (formerly "China Mobile Peoples Telephone Company Limited")	Hong Kong	HK$356,947,689	–	100%	Provision of mobile telecommunications and related services

* *Companies registered as wholly-foreign owned enterprises in the PRC.*

** *Company registered as a sino-foreign equity joint venture in the PRC.*

\# *Effective interest held by the Group is 66.41 per cent..*

20 Interest in associates

	The Group 2008 RMB million	2007 RMB million
Share of net assets	–	–

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Owing to the lack of recent audited financial statements of the associates, the Group's share of the associates' net assets is based on latest management accounts which showed net liabilities as at 31 December 2007 and 2008. The Group has made full impairment loss on the cost of investment in the associates in 2007 and 2008.

21 Interest in jointly controled entity

	The Group	
	2008	2007
	RMB million	RMB million
Share of net assets	**7**	–

Details of the Group's interest in the jointly controled entity is as follows:

Name of jointly controled entity	Place of incorporation and operation	Proportion of ownership interest held by the Group and the Company	Principal activity
JIL B.V.	The Netherlands	33.33%	Research and develop telecommunication technologies and application services

JIL B.V. was formed by the Company and other shareholders in 2008 but did not start operations by the end of 2008. JIL B.V. is considered as a jointly controled entity since the Company and the other shareholders have the right to appoint an equal number of directors to the board of directors. As at 31 December 2008, the Group's share of the JIL B.V.'s net assets amounted to RMB7,000,000.

Up to the end of 2008, each shareholder, including the Company, has funded US$1,000,000 (equivalent to RMB7,000,000) to JIL B.V. in accordance with the shareholders agreement, and each funded shareholder has committed to funding an additional US$4,000,000 by no later than June 2010.

22 Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2008

	As at 1 January 2008 RMB million	Effect on change of tax rates RMB million	Credited/ (charged) to consolidated income statement RMB million	Exchange differences RMB million	As at 31 December 2008 RMB million
Deferred tax assets arising from:					
Provision for obsolete inventories	6	–	(1)	–	5
Write-off of certain network equipment and related assets	1,739	–	110	–	1,849
Provision for certain operating expenses	2,748	–	1,180	–	3,928
Impairment loss for doubtful accounts	952	–	150	–	1,102
	5,445	–	1,439	–	6,884
Deferred tax liabilities arising from:					
Capitalized interest	(36)	–	20	–	(16)
Depreciation allowance in excess of related depreciation	(86)	5	13	4	(64)
	(122)	5	33	4	(80)
Total	5,323	5	1,472	4	6,804

22 Deferred tax assets and liabilities (Continued)

Deferred tax assets and liabilities recognized and the movements during 2007

	As at 1 January 2007 RMB million	Effect on change of tax rates RMB million	Credited/ (charged) to consolidated income statement RMB million	Exchange differences RMB million	As at 31 December 2007 RMB million
Deferred tax assets arising from:					
Provision for obsolete inventories	8	(1)	(1)	–	6
Write-off of certain network equipment and related assets	2,770	(284)	(747)	–	1,739
Provision for certain operating expenses	3,165	(307)	(110)	–	2,748
Impairment loss for doubtful accounts	1,170	(99)	(119)	–	952
	7,113	(691)	(977)	–	5,445
Deferred tax liabilities arising from:					
Capitalized interest	(80)	8	36	–	(36)
Depreciation allowance in excess of related depreciation	(112)	–	19	7	(86)
	(192)	8	55	7	(122)
Total	6,921	(683)	(922)	7	5,323

	The Group 2008 RMB million	2007 RMB million
Net deferred tax assets recognized in the consolidated balance sheet	**6,884**	5,445
Net deferred tax liabilities recognized in the consolidated balance sheet	**(80)**	(122)
Balance as at 31 December	**6,804**	5,323

23 Other financial assets

	The Group	
	2008	2007
	RMB million	RMB million
Available-for-sale equity security:		
— Unlisted equity security in the PRC	**77**	77

24 Inventories

Inventories primarily comprise handsets, SIM cards and handset accessories.

25 Accounts receivable, net

(a) Aging analysis

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	The Group	
	2008	2007
	RMB million	RMB million
Within 30 days	**4,713**	4,986
31–60 days	**1,212**	1,058
61–90 days	**769**	713
Over 90 days	**219**	228
	6,913	6,985

Accounts receivable primarily comprise receivables from subscribers. Accounts receivable from subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

25 Accounts receivable, net (Continued)

(b) Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment losses for doubtful accounts:

	The Group	
	2008	2007
	RMB million	RMB million
Balance as at 1 January	**3,974**	3,930
Impairment loss for doubtful accounts	**4,382**	3,847
Accounts receivable written off	**(3,807)**	(3,803)
Exchange differences	**(1)**	–
Balance as at 31 December	**4,548**	3,974

(c) Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group	
	2008	2007
	RMB million	RMB million
Neither past due nor impaired	**6,265**	6,386
Less than 1 month past due	**648**	599
	6,913	6,985

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

26 Other receivables, prepayments and other current assets

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits.

All of the other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Prepayments and other current assets include primarily construction prepayment and rental prepayment.

27 Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company under current liabilities represented interest payable on the deferred consideration payable (see note 32), which is expected to be settled within one year.

28 Deposits with banks

Balance of deposits with banks as at 31 December 2008 included a pledged deposit of HK$150,000,000 (equivalent to RMB132,000,000) (2007: Nil) representing a letter of credit issued by Hong Kong Mobile to the Office of Telecommunications Authority in Hong Kong for eligibility in entering the bidding process for a license to utilize certain radio spectrum, which can be used for next generation mobile services technology for duration of fifteen years in Hong Kong.

On 22 January 2009, Hong Kong Mobile has become the provisional successful bidder for this license and was required to pay total spectrum utilization fees of HK$495,000,000. The letter of credit was released on 11 March 2009 after the full payment of the spectrum utilization fees.

29 Cash and cash equivalents

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Deposits with banks within three months of maturity	**2,992**	8,359	**452**	6,775
Cash at banks and in hand	**84,434**	70,500	**37**	118
	87,426	78,859	**489**	6,893

30 Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at 31 December is as follows:

	The Group	
	2008	2007
	RMB million	RMB million
Amounts payables in the next:		
1 month or on demand	**57,483**	45,119
2–3 months	**5,566**	6,048
4–6 months	**7,098**	5,165
7–9 months	**5,134**	3,091
10–12 months	**4,325**	4,504
	79,606	63,927

All of the accounts payable are expected to be settled within one year or are repayable on demand.

31 Deferred revenue

Deferred revenue primarily includes prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment. Prepaid service fees are recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers. Deferred tax credit of purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment and the amortization is included in income tax expense.

	The Group	
	2008	2007
	RMB million	RMB million
Balance as at 1 January	**24,359**	22,753
Additions during the year	**180,794**	154,714
Recognized in the income statement	**(178,475)**	(153,102)
Exchange differences	**(5)**	(6)
Balance as at 31 December	**26,673**	24,359
Less: Current portion	**(26,089)**	(23,762)
Non-current portion	**584**	597

32 Interest-bearing borrowings

(a) The Group

	2008 RMB million	2007 RMB million
Bonds	**9,920**	9,949
Deferred consideration payable	**23,633**	23,633
	33,553	33,582

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(b) The Company

	2008 RMB million	2007 RMB million
Deferred consideration payable	**23,633**	23,633

(c) Bonds

(i) On 18 June 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the "Ten-year Bonds") at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011.

(ii) On 28 October 2002, Guangdong Mobile issued fifteen-year guaranteed bonds (the "Fifteen-year Bonds"), with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds.

The Fifteen-year Bonds bear interest at the rate of 4.5 per cent. per annum and payable annually. They are redeemable at 100 per cent. of the principal amount and will mature on 28 October 2017 and the interest will be accrued up to 27 October 2017.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the above bonds. China Mobile Communications Corporation ("CMCC"), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

32 Interest-bearing borrowings (Continued)

(d) Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively.

The deferred consideration payable is unsecured and bears interest at the rate of the two-year US dollar LIBOR swap rate per annum (for the year ended 31 December 2008: 3.238 to 5.418 per cent. per annum; for the year ended 31 December 2007: 5.408 to 5.418 per cent. per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on 1 July 2017 and 2019 respectively.

33 Accrued expenses and other payables

	The Group	
	2008	2007
	RMB million	RMB million
Receipts-in-advance	**36,054**	29,386
Other payables	**9,806**	11,020
Accrued salaries, wages and benefits	**4,113**	2,995
Accrued expense	**11,319**	7,459
	61,292	50,860

34 Obligations under finance leases

As at 31 December 2008, the Group had obligations under finance leases repayable as follows:

	2008			2007		
	Present value of the minimum lease payments RMB million	**Interest expense relating to future periods RMB million**	**Total minimum lease payments RMB million**	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total minimum lease payments RMB million
Within 1 year	**68**	**3**	**71**	68	3	71

35 Employee retirement benefits

(a) As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans.

(b) The Group also operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

36 Equity settled share-based transactions

Pursuant to a resolution passed at the Annual General Meeting held on 24 June 2002, the current share option scheme (the "Current Scheme") was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or canceled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit. The consideration payable for the grant of option under each of the Current Scheme is HK$1.00.

The Stock Exchange of Hong Kong Limited (the "SEHK") requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the SEHK on the date on which the option was granted; and

(iii) the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

(Expressed in Renminbi unless otherwise indicated)

36 Equity settled share-based transactions (Continued)

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments 2008	2007	Vesting conditions	Contractual life of options
Options granted to directors				
— on 3 July 2002	**25,000**	300,000	50% two years from the date of grant, 50% five years from the date of grant	10 years
— on 28 October 2004	**744,175**	744,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 21 December 2004	**475,000**	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 8 November 2005	**5,685,500**	5,685,500	40% one year from the date of grant, 30% two years from the date of grant 30% three years from the date of grant	10 years
Options granted to other employees				
— on 3 July 2002	**38,989,104**	57,278,204	50% two years from the date of grant, 50% five years from the date of grant	10 years
— on 28 October 2004	**120,405,339**	123,658,660	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 8 November 2005	**267,725,370**	268,535,750	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Total share options	**434,049,488**	456,677,289		

(Expressed in Renminbi unless otherwise indicated)

36 Equity settled share-based transactions (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	The Group			
	2008		2007	
	Weighted average exercise price HK$	**Number of shares involved in the options**	Weighted average exercise price HK$	Number of shares involved in the options
As at 1 January	**30.04**	**456,677,289**	29.66	527,163,459
Exercised	**23.23**	**(22,473,641)**	25.89	(64,090,450)
Canceled	**28.71**	**(154,160)**	26.78	(584,970)
Expired	**–**	**–**	41.33	(5,810,750)
As at 31 December	**30.40**	**434,049,488**	30.04	456,677,289
Option vested as at 31 December	**30.40**	**434,049,488**	28.93	370,929,489

The weighted average share price at the date of exercise for shares options exercised during the year was HK$107.98 (2007: HK$94.04).

The options outstanding as at 31 December 2008 had exercise prices ranging from HK$22.75 to HK$34.87 (2007: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 6.3 years (2007: 7.2 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2007 and 2008.

37 Capital and reserves

(a) The Group

	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
As at 1 January 2007	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373
Dividends approved in respect of previous year (note 13(b))	–	–	–	–	–	–	(16,267)	(16,267)	–	(16,267)
Dividends declared in respect of the year (note 13(a))	–	–	–	–	–	–	(17,821)	(17,821)	–	(17,821)
Shares issued under share option scheme (note 37(c)(ii))	6	1,936	(328)	–	–	–	–	1,614	–	1,614
Equity settled share-based transactions	–	–	806	–	–	–	–	806	–	806
Profit for the year	–	–	–	–	–	–	87,062	87,062	117	87,179
Transfer to PRC statutory reserves	–	–	–	–	–	17,879	(17,879)	–	–	–
Exchange differences	–	–	–	–	(645)	–	–	(645)	–	(645)
As at 31 December 2007	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239
As at 1 January 2008	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239
Dividends approved in respect of previous year (note 13(b))	–	–	–	–	–	–	(21,028)	(21,028)	–	(21,028)
Dividends declared in respect of the year (note 13(a))	–	–	–	–	–	–	(23,532)	(23,532)	–	(23,532)
Dividends declared to minority interests in respect of the year	–	–	–	–	–	–	–	–	(20)	(20)
Shares issued under share option scheme (note 37(c)(ii))	2	494	(31)	–	–	–	–	465	–	465
Equity settled share-based transactions	–	–	222	–	–	–	–	222	–	222
Profit for the year	–	–	–	–	–	–	112,793	112,793	161	112,954
Transfer to PRC statutory reserves	–	–	–	–	–	22,452	(22,452)	–	–	–
Exchange differences	–	–	–	–	(393)	–	–	(393)	–	(393)
As at 31 December 2008	2,138	386,237	(291,965)	72	(1,081)	107,292	239,585	442,278	629	442,907

37 Capital and reserves (Continued)

(b) The Company

	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	Retained profits RMB million	Total RMB million
As at 1 January 2007	2,130	383,807	3,031	72	–	65,734	454,774
Dividends approved in respect of previous year (note 13(b))	–	–	–	–	–	(16,267)	(16,267)
Dividends declared in respect of the year (note 13(a))	–	–	–	–	–	(17,821)	(17,821)
Shares issued under share option scheme (note 37(c)(ii))	6	1,936	(328)	–	–	–	1,614
Equity settled share-based transactions	–	–	806	–	–	–	806
Profit for the year	–	–	–	–	–	50,397	50,397
Exchange differences	–	–	–	–	(549)	–	(549)
As at 31 December 2007	2,136	385,743	3,509	72	(549)	82,043	472,954
As at 1 January 2008	**2,136**	**385,743**	**3,509**	**72**	**(549)**	**82,043**	**472,954**
Dividends approved in respect of previous year (note 13(b))	**–**	**–**	**–**	**–**	**–**	**(21,028)**	**(21,028)**
Dividends declared in respect of the year (note 13(a))	**–**	**–**	**–**	**–**	**–**	**(23,532)**	**(23,532)**
Shares issued under share option scheme (note 37(c)(ii))	**2**	**494**	**(31)**	**–**	**–**	**–**	**465**
Equity settled share-based transactions	**–**	**–**	**222**	**–**	**–**	**–**	**222**
Profit for the year	**–**	**–**	**–**	**–**	**–**	**49,115**	**49,115**
Exchange differences	**–**	**–**	**–**	**–**	**(310)**	**–**	**(310)**
As at 31 December 2008	**2,138**	**386,237**	**3,700**	**72**	**(859)**	**86,598**	**477,886**

As at 31 December 2008, the amount of distributable reserves of the Company amounted to RMB86,670,000,000 (2007: RMB82,115,000,000).

37 Capital and reserves (Continued)

(c) Share capital

(i) Authorized and issued share capital

	2008 HK$ million	2007 HK$ million
Authorized:		
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

Issued and fully paid:

	2008 Number of shares	2008 HK$ million	2008 Equivalent RMB million	2007 Number of shares	2007 HK$ million	2007 Equivalent RMB million
As at 1 January	20,031,905,590	2,003	2,136	19,967,815,140	1,997	2,130
Shares issued under share option scheme (note 36)	22,473,641	2	2	64,090,450	6	6
As at 31 December	20,054,379,231	2,005	2,138	20,031,905,590	2,003	2,136

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Shares issued under share option scheme

During 2008, options were exercised to subscribe for 22,473,641 (2007: 64,090,450) ordinary shares in the Company at a consideration of HK$522,000,000 (equivalent to RMB465,000,000) (2007: HK$1,659,000,000 (equivalent to RMB1,614,000,000)) of which HK$2,000,000 (equivalent to RMB2,000,000) (2007: HK$6,000,000 (equivalent to RMB6,000,000)) was credited to share capital and the balance of HK$520,000,000 (equivalent to RMB463,000,000) (2007: HK$1,653,000,000 (equivalent to RMB1,608,000,000)) was credited to the share premium account. HK$30,000,000 (equivalent to RMB31,000,000) (2007: HK$315,000,000 (equivalent to RMB328,000,000)) has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

(Expressed in Renminbi unless otherwise indicated)

37 Capital and reserves (Continued)

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the following:

— The fair value of the actual or estimated number of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and

— There was RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve in previous years.

(iii) PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund and statutory surplus reserve.

In accordance with Rules for the Implementation of the Law of the PRC on Foreign-Capital Enterprises, foreign investment enterprises in Mainland China are required to transfer at least 10 per cent. of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50 per cent. of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10 per cent. of their profit after taxation determined under PRC GAAP.

The general reserve can be used to reduce previous years' losses while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire property, plant and equipment and to increase current assets.

Statutory surplus reserve can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25 per cent. of the registered capital of the subsidiaries.

As at 31 December 2008, the balances of the general reserve, enterprise expansion fund and statutory surplus reserve were RMB51,019,000,000 (2007: RMB39,794,000,000), RMB56,250,000,000 (2007: RMB45,019,000,000), RMB23,000,000 (2007: RMB27,000,000) respectively.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

37 Capital and reserves (Continued)

(e) Capital management

The Group's primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders.

The Group actively and regularly reviews and manages its capital structure, applies financial gearings rationally, maintains a prudent debt policy and balances between the cost of capital and the financing risks in order to maintain a reasonable capital structure.

The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As at 31 December 2008, the Group's total debt-to-book capitalization ratio was 7.5 per cent. (2007: 8.7 per cent.).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

38 Related party transactions

(a) Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the "CMCC Group"), for the year ended 31 December 2007 and 31 December 2008. The majority of these transactions also constitute continuing connected transactions under the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph "Connected Transactions" in the report of directors.

	Note	**2008** **RMB million**	2007 RMB million
Property leasing and management services charges	(i)	**1,182**	940
Telecommunications services charges	(ii)	**3,798**	2,477
Interest paid/payable	(iii)	**1,026**	1,279
Interconnection revenue	(iv)	**183**	–
Interconnection charges	(iv)	**216**	–
Leased line charges	(iv)	**11**	–
Property leasing charges	(v)	**191**	–
Facilities support fees	(v)	**160**	–
Operation supports and management fees	(v)	**269**	–

38 Related party transactions (Continued)

(a) Transactions with CMCC Group (Continued)

Notes:

(i) *Property leasing and management services charges represent the rental and property management fees paid or payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.*

(ii) *Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.*

(iii) *Interest paid/payable represents the interest paid or payable to China Mobile Hong Kong (BVI) Limited, the Company's immediate holding company, in respect of the balances of purchase consideration for acquisition of subsidiaries.*

(iv) *The amounts represent settlement paid/payable to or received/receivable from China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges after acquisition date.*

(v) *The amounts represent settlement fees received or receivable by the Group for providing operating service to CMCC in respect of TD-SCDMA trial network. From the beginning of 1 January 2009, the Group will lease the TD-SCDMA Network Capacity from CMCC and pay leasing fees to CMCC.*

(b) Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

39 Transactions with other state-controled entities in the PRC

Apart from transactions with the CMCC Group (see note 38), the Group, a state-controled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controled by the PRC government and governmental authorities and agencies (collectively referred to as "state-controled entities") in the ordinary course of business. These transactions, primarily include providing telecommunications services, rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controled entities and have been reflected in the financial statements. These transactions are conducted and settled in accordance with rules and regulations stipulated by related authorities of the PRC Government.

39 Transactions with other state-controled entities in the PRC (Continued)

Set out below are the principal transactions with state-controled telecommunications operators and state-controled financial institutions in the PRC:

(a) Principal transactions with state-controled telecommunications operators in the PRC:

	2008 **RMB million**	2007 RMB million
Interconnection revenue	**13,679**	11,201
Interconnection charges	**19,981**	18,786
Leased line charges	**2,202**	2,049

(b) Principal balances with state-controled telecommunications operators in the PRC:

	2008 **RMB million**	2007 RMB million
Accounts receivable and other receivables	**666**	629
Accounts payable and other payables	**1,237**	1,675

(c) Principal transactions with state-controled financial institutions in the PRC:

	2008 **RMB million**	2007 RMB million
Interest income	**5,791**	3,910

(d) Principal balances with state-controled financial institutions in the PRC:

	2008 **RMB million**	2007 RMB million
Deposits with banks	**130,129**	109,685
Cash and cash equivalents	**85,805**	75,438

40 Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk and concentration risk

The Group's credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposit with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of those financial assets.

Substantially all the Group's cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controled financial institutions with good reputations.

The accounts receivable of the Group are primarily comprised of amounts receivable from subscribers. Accounts receivable from subscribers are spread among an extensive number of subscribers and the majority of the receivables from subscribers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties' financial position, the Group's past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group's customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 25.

(b) Liquidity risk

The financial position of the Group maintained at a stable level with low debt asset ratio, high interest coverage ratio, strong cash generating power and sufficient cash reserve.

The Group's policy is to regularly monitor its liquidity requirements, to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The Company strictly monitors the financial activities of its subsidiaries. Unauthorized loans borrowing and guarantee activities are strictly prohibited by the Company in order to effectively monitor the financial risks of the Group.

40 Financial instruments (Continued)

(b) Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group and the Company's financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet) and the earlier date the Group and the Company would be required to repay:

The Group

	2008					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accounts payable	79,606	79,606	79,606	–	–	–
Bills payable	2,111	2,111	2,111	–	–	–
Accrued expenses and other payables	61,292	61,292	61,292	–	–	–
Amount due to ultimate holding company	6	6	6	–	–	–
Amount due to immediate holding company	118	118	118	–	–	–
Interest-bearing borrowings						
— Deferred consideration payable	23,633	27,915	774	960	766	25,415
— Bonds	9,920	12,520	468	5,742	450	5,860
Obligations under finance leases	68	71	71	–	–	–
	176,754	183,639	144,446	6,702	1,216	31,275

40 Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Group

	2007					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accounts payable	63,927	63,927	63,927	–	–	–
Bills payable	1,853	1,853	1,853	–	–	–
Accrued expenses and other payables	50,860	50,860	50,860	–	–	–
Amount due to ultimate holding company	26	26	26	–	–	–
Amount due to immediate holding company	196	196	196	–	–	–
Interest-bearing borrowings						
— Deferred consideration payable	23,633	31,040	971	1,333	1,333	27,403
— Bonds	9,949	13,204	495	1,039	5,585	6,085
Obligations under finance leases	68	71	71	–	–	–
	150,512	161,177	118,399	2,372	6,918	33,488

40 Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Company

	2008					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	28	28	28	–	–	–
Amount due to a subsidiary	9,920	12,520	468	5,742	450	5,860
Amount due to immediate holding company	118	118	118	–	–	–
Interest-bearing borrowings	23,633	27,915	774	960	766	25,415
	33,699	40,581	1,388	6,702	1,216	31,275

	2007					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	17	17	17	–	–	–
Amount due to a subsidiary	9,949	13,204	495	1,039	5,585	6,085
Amount due to immediate holding company	196	196	196	–	–	–
Interest-bearing borrowings	23,633	31,040	971	1,333	1,333	27,403
	33,795	44,457	1,679	2,372	6,918	33,488

40 Financial instruments (Continued)

(c) Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings variable rate and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include bonds issued in 2001 and deferred consideration for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 32.

The following table set out the interest rate profile of the Group's floating interest bearing borrowings at the balance sheet date.

	The Group				**The Company**			
	2008		2007		**2008**		2007	
	Effective interest rate	**RMB million**	Effective interest rate	RMB million	**Effective interest rate**	**RMB million**	Effective interest rate	RMB million
2001 Bonds	**5.39%**	**5,000**	4.43%	5,000	**–**	**–**	–	–
Deferred consideration for acquisition of subsidiaries in 2002	**4.37%**	**9,976**	5.42%	9,976	**4.37%**	**9,976**	5.42%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	**4.32%**	**13,657**	5.41%	13,657	**4.32%**	**13,657**	5.41%	13,657

As at 31 December 2008, if the base interest rate for the Peoples Bank of China increases/decreases by 1 per cent., the effective interest rate for bonds would increase/decrease by 1 per cent., and the profit for the year and total equity would decrease/increase by RMB37,500,000 (2007: RMB37,500,000).

As at 31 December 2008, if the two-year US dollar LIBOR swap rate interest rate per annum increased/decreased by 1 per cent., the effective interest rate for deferred consideration would increase/decrease by 1 per cent., and the profit for the year and total equity would decrease/increase by RMB236,000,000 (2007: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Group which exposure the Group to fair value interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of Peoples Bank of China and two-year US dollar LIBOR swap rate represents management's estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

As at 31 December 2008, total cash and bank balances of the Group amounted to RMB218,259,000,000 (2007: RMB188,544,000,000), the interest income for 2008 was RMB6,002,000,000 (2007: RMB4,015,000,000) and the average interest return rate was 2.95 per cent. (2007: 2.35 per cent.). Assuming the total cash and bank balances are stable in the coming year and return rate increases/decreases by 1 per cent., the profit for the year and total equity would approximately increase/decrease by RMB1,641,000,000 (2007: RMB1,433,000,000).

40 Financial instruments (Continued)

(c) Interest rate risk (Continued)

On the whole, interest rate risk of the Group is expected to be low due to the high volume cash and cash equivalent base and low level of floating rate debts. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level.

During the year, the Group and the Company had not entered into any interest rate swap contracts.

(d) Foreign currency risk

The Group has foreign currency risk as certain cash and cash equivalents are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group's foreign currency represented 0.9 per cent. (2007: 4.3 per cent.) of the total cash and cash equivalent balance and major business operations of the Group were carried out in RMB, the Group does not expect any appreciation or depreciation of the RMB against foreign currency which might materially affect the Group's result of operations.

During the year, the Group and the Company had not entered into any forward exchange contracts.

(e) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2008 and 2007 except as follows:

	2008		2007	
	Carrying amount RMB million	**Fair value RMB million**	Carrying amount RMB million	Fair value RMB million
The Group				
Interest-bearing borrowings				
— bonds	**9,920**	**10,145**	9,949	9,404

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

41 Commitments

(a) Capital commitments

Capital commitments outstanding as at 31 December 2008 not provided for in the financial statements were as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Commitments in respect of land and buildings				
— authorized and contracted for	**2,863**	2,642	**–**	–
— authorized but not contracted for	**12,488**	10,346	**–**	–
	15,351	12,988	**–**	–
Commitments in respect of telecommunications equipment				
— authorized and contracted for	**14,074**	13,424	**–**	–
— authorized but not contracted for	**72,650**	71,817	**–**	–
	86,724	85,241	**–**	–
Total commitments				
— authorized and contracted for	**16,937**	16,066	**–**	–
— authorized but not contracted for	**85,138**	82,163	**–**	–
	102,075	98,229	**–**	–

41 Commitments (Continued)

(b) Operating lease commitments

As at 31 December 2008, the total future minimum lease payments under non-cancelable operating leases are payable as follows:

	The Group				The Company
	Land and buildings RMB million	**Leased lines RMB million**	**Others RMB million**	**Total RMB million**	**Land and buildings, and others RMB million**
As at 31 December 2008:					
Within one year	**3,797**	**905**	**517**	**5,219**	**5**
After one year but within five years	**7,998**	**1,499**	**455**	**9,952**	**–**
After five years	**2,977**	**436**	**127**	**3,540**	**–**
	14,772	**2,840**	**1,099**	**18,711**	**5**
As at 31 December 2007:					
Within one year	3,099	1,045	665	4,809	12
After one year but within five years	6,313	1,253	495	8,061	5
After five years	2,191	350	63	2,604	–
	11,603	2,648	1,223	15,474	17

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

42 Non-adjusting post balance sheet events

After the balance sheet date the directors proposed an ordinary final dividend. Further details are disclosed in note 13(a).

43 Ultimate holding company

The directors consider the ultimate holding company as at 31 December 2008 to be China Mobile Communications Corporation, a company incorporated in the PRC.

44 Accounting estimates and judgements

Key sources of estimation uncertainty

Notes 17, 18 and 40 contain information about the assumptions and their risk factors relating to goodwill impairment, impairment of other intangible assets with indefinite useful lives and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts
The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation
Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortization of other intangible assets
Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. The Group reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment
The Group's property, plant and equipment comprise a significant portion of the Group's total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

(Expressed in Renminbi unless otherwise indicated)

45 Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended 31 December 2008

Up to the date of issue of these financial statements, the IASB/HKICPA have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2008 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

		Effective for accounting periods beginning on or after
IFRIC/HK(IFRIC) Interpretation 13	Customer loyalty programmes	1 July 2008
IAS/HKAS 1 (Revised)	Presentation of financial statements	1 January 2009
IAS/HKAS 23 (Revised)	Borrowing costs	1 January 2009
IFRS/HKFRS 8	Operating segments	1 January 2009
Amendment to IAS/HKAS 27	Consolidated and separate financial statements — Cost of an investment in a subsidiary, jointly controlled entity or associate	1 January 2009
Amendment to IFRS/HKFRS 2	Share-based payment — Vesting conditions and cancellations	1 January 2009
Amendments to IFRS/HKFRS 7	Improving disclosures about financial instruments	1 January 2009
IAS/HKAS 27 (Revised)	Consolidated and separate financial statements	1 July 2009
IFRS/HKFRS 3 (Revised)	Business combinations	1 July 2009

The Group is in the process of making an assessment of what the impact of these amendments, new and revised standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to result in a restatement of the Group's or the Company's results of operations and financial position except for IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes.

IFRIC/HK(IFRIC) Interpretation 13 addresses the accounting by companies that grant loyalty award credits (sometimes referred to as 'points') to customers who buy goods or services. It requires the award to be accounted for as a separate component of the sale transaction, with the fair value of the award being deferred until the obligation to provide free or discounted goods or services has been redeemed. IFRIC/HK(IFRIC) Interpretation 13 is effective for annual periods beginning on or after 1 July 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and is assessing the impact of this interpretation on the Group's result of operation and financial position.

In addition, IAS/HKAS 1 (Revised), Presentation of financial statements, which is effective for annual periods beginning on or after 1 January 2009, may result in new or amended disclosures in the financial statements, including restatement of comparative amounts in the first period of adoption.

Financial Summary

(Expressed in Renminbi)

Results

	2008 RMB million	2007 RMB million	2006 RMB million	2005 RMB million	2004 RMB million
Operating revenue					
Usage fees	**260,889**	226,488	189,710	156,710	128,534
Monthly fees	**18,096**	20,856	21,629	25,055	24,760
Value-added services fees	**113,444**	91,609	69,309	50,187	30,236
Other operating revenue	**19,914**	18,006	14,710	11,089	8,851
	412,343	356,959	295,358	243,041	192,381
Operating expenses					
Leased lines	**2,641**	2,330	2,451	3,224	3,861
Interconnection	**22,264**	21,500	18,783	15,309	12,072
Depreciation (Note 2)	**71,509**	67,354	64,574	56,368	44,186
Personnel (Note 2)	**19,960**	18,277	16,853	14,200	9,972
Other operating expenses (Note 2)	**153,354**	123,430	100,772	80,254	62,811
	269,728	232,891	203,433	169,355	132,902
Profit from operations (Note 2)	**142,615**	124,068	91,925	73,686	59,479
Amortization of goodwill	**–**	–	–	–	(1,930)
Other net income	**2,159**	2,323	2,872	3,284	3,167
Non-operating net income	**517**	657	285	499	548
Interest income	**6,002**	4,015	2,604	1,615	1,014
Finance costs	**(1,550)**	(1,825)	(1,510)	(1,346)	(1,679)
Profit before taxation	**149,743**	129,238	96,176	77,738	60,599
Taxation	**(36,789)**	(42,059)	(30,062)	(24,149)	(18,828)
Profit for the year	**112,954**	87,179	66,114	53,589	41,771
Equity shareholders of the Company	**112,793**	87,062	66,026	53,549	41,749
Minority interests	**161**	117	88	40	22
Profit for the year	**112,954**	87,179	66,114	53,589	41,771

(Expressed in Renminbi)

Assets and liabilities

	2008 RMB million	2007 RMB million	2006 RMB million	2005 RMB million	2004 RMB million
Property, plant and equipment (Note 2)	**327,783**	257,170	218,274	216,505	212,459
Construction in progress (Note 2)	**35,482**	47,420	52,436	34,201	30,510
Land lease prepayments (Note 2)	**10,102**	8,383	7,675	7,243	6,333
Goodwill (Note 2)	**36,894**	36,894	36,894	35,300	35,300
Other intangible assets	**298**	469	700	–	–
Interest in associates	**–**	–	–	–	–
Interest in jointly controled entity	**7**	–	–	–	–
Deferred tax assets	**6,884**	5,445	7,113	6,625	4,068
Other financial assets	**77**	77	77	77	77
Deferred expenses	**–**	–	–	–	96
Net current assets/(liabilities)	**59,597**	52,682	30,900	11,122	(17,757)
Total assets less current liabilities	**477,124**	408,540	354,069	311,073	271,086
Interest-bearing borrowings	**(33,553)**	(33,582)	(33,574)	(36,545)	(36,633)
Deferred revenue, excluding current portion	**(584)**	(597)	(930)	(1,324)	(944)
Deferred tax liabilities	**(80)**	(122)	(192)	(97)	(105)
Net assets	**442,907**	374,239	319,373	273,107	233,404

Notes:

(1) *The above tables summarize the results of the Group for the years ended 31 December 2004, 2005, 2006, 2007 and 2008, together with the Group's assets and liabilities as at 31 December 2004, 2005, 2006, 2007 and 2008.*

The Group's results for the years ended 31 December 2004, 2005, 2006, 2007 and 2008 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

(2) *HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Figures for 2004 have been adjusted for these new and revised policies in accordance with the transitional provisions. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively.*

Glossary

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

Average number of subscribers

The average number of subscribers is the weighted average of the number of subscribers in each calendar month in that year. In this annual report, the average number of subscribers is used to calculate indicators such as Average Minutes of Usage Per User Per Month (MOU) and Average Revenue Per User Per Month (ARPU).

Color ring

"Color Ring" is the business of replacing the normal answer ring tone heard by the calling party when making a call with a wide variety of colorful songs, melodies, sound effects or voice recordings.

GSM

Global System for Mobile Communications, a pan-European mobile telephone system based on digital transmission and cellular network architecture with roaming capability. The Group's 2G network adopts GSM standard.

MMS

Multimedia Messaging Service (MMS). MMS is capable of delivering messages combining animated color pictures, sounds, text and motion pictures. MMS is a mobile data service launched after SMS.

Fetion

Instant messaging business provided by the Group which enables subscribers to communicate instantly through various means including SMS to chat, date or for interactive entertainment.

LTE

Long Term Evolution, a mainstream standard for the evolution of 3G technology. It is wireless broadband data business oriented, and has the characteristics of high speed, less time delay and high quality. LTE has two models, namely FDD and TDD, of which TDD (also known as TD-LTE) is a standard for the evolution of TD-SCDMA technology. The two models of LTE can be developed in a coordinated manner to utilize symmetrical and asymmetrical bandwidths flexibly and efficiently. LTE can be integrated and co-exist with the existing 2G and 3G networks.

Mobile paper

A business developed through cooperation between the Group and mainstream media which provides customers with updated information (including contents such as news, sports, entertainment, cultural activities and lifestyle) through MMS and WAP, etc.

Penetration rate

The total number of subscribers divided by the total population within a designated area.

TD-SCDMA

Time Division-Synchronous Code Division Multiple Access, China's homegrown 3G mobile technology standard, is one of the international mainstream 3G standards. The Group's 3G network adopts TD-SCDMA standard.

Wireless music

A business which provides musical services to subscribers through mobile telecommunications networks. Currently it mainly consists of "Color Ring", "Ringtone Download" and "IVR for Wireless Music"

139 Mailbox

A mailbox service introduced by the Group which possesses usual Internet based mailbox functions and at the same time fully utilizes the advantages of handsets by enabling subscribers to send and receive as well as manage their emails through SMS, MMS and WAP.


中国移动通信
CHINA MOBILE
China Mobile Limited
中國移動有限公司
Stock code 股份代號：941
Annual Report 2008
二零零八年年報

中国移动通信
CHINA MOBILE

China Mobile Limited

60/F., The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3121 8888
Fax: (852) 3121 8809
Website: www.chinamobileltd.com